RECENT DEVELOPMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México, México
(Address of principal executive offices)
__________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

RECENT DEVELOPMENTS
The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2024 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

References in this report to “PEMEX”, “we”, “us” and “our” are to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), and the subsidiary companies listed in Note 5 to the condensed consolidated interim financial statements included herein.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated September 12, 2023 (as amended or supplemented from time to time) relating to its U.S.$130,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On September 20, 2024, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.19.3230 = U.S.$1.00.

We maintain our consolidated financial statements, condensed consolidated interim financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our condensed consolidated interim financial statements included herein, as of and for the three- and six-month periods ended June 30, 2024, at an exchange rate of Ps.18.3773 = U.S.$1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on June 30, 2024. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions

For the six-month period ended June 30, 2024, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps.145.0 billion (U.S.$7.9 billion) to Petróleos Mexicanos to improve our financial position. Between July 1 and September 20, 2024, we received Ps.5.5 billion (U.S.$0.3 billion) in equity capital contributions from the Mexican Government. For more information on such equity capital contributions, see Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

For more information on other recent support measures implemented by the Mexican Government, see “Item 5—Operating and Financial Review and Prospects—Overview—Mexican Government Support” in the Form 20-F.

Selected Financial Data
The selected financial data as of December 31, 2023 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of June 30, 2024 and for the three- and six-month periods ended June 30, 2024 and 2023 is derived from the condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and are unaudited.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. In recent years, the cash flow from our operations has not been sufficient to fund our operations and capital expenditure programs. As a result, our indebtedness has increased significantly and we had a negative working capital as of June 30, 2024 and December 31, 2023, and the Mexican Government has had to financially support us.

RECENT DEVELOPMENTS
For the six-month period ended June 30, 2024, we recognized a net loss of Ps.(268.6) billion and our total equity (deficit) at June 30, 2024 was Ps.(1,605.7) billion. We had negative working capital of Ps.547.0 billion as of June 30, 2024 and net cash flows from operating activities of Ps.135.6 billion during the six-month period ended June 30, 2024. We disclose the circumstances that have caused these negative trends and the actions we are taking to address them below.

Our future cash flows, including our ability to refinance debt, are uncertain due in part to circumstances outside of our control. A sustained decrease in crude oil prices below the budgeted average price for 2024, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

In this report we include selected financial data from our condensed consolidated statement of financial position as of June 30, 2024 and from our condensed consolidated statement of comprehensive income and our condensed consolidated statement of cash flows for the six-month period ended June 30, 2024. In addition, we include selected financial data from our statement of financial position as of December 31, 2023, as well as the condensed consolidated statement of comprehensive income and the condensed consolidated statement of cash flows for the six-month period ended June 30, 2023 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	June 30, (1)				December 31,(1)
	2024		2023		2023
	(in millions of pesos)
Statement of Comprehensive Income Data
Total revenues	Ps.	815,426	Ps.	832,596	Ps.	1,719,938
Operating income	25,046		56,492		122,951
Financing income	10,194		8,225		18,210
Financing cost	71,100		74,781		152,171
Derivative financial instruments (cost) income, net	(15,783)		2,788		672
Foreign exchange (loss) income — net	(126,295)		230,676		238,079
Net (loss) income	(268,647)		82,159		8,152
Statement of Financial Position Data (end of period)
Cash and cash equivalents	66,736		n.a.		68,747
Total assets	2,268,211		n.a.		2,303,475
Short-term debt and current portion of long-term debt	396,301		n.a.		477,222
Long-term debt, net of current portion	1,430,247		n.a.		1,317,249
Total long-term liabilities	2,861,359		n.a.		2,832,736
Total equity (deficit)	(1,605,749)		n.a.		(1,652,979)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	74,259		56,791		137,555
Acquisition of wells, pipelines, properties, plant and equipment(2)	(145,396)		(119,235)		(256,863)
Note: n.a.= Not applicable.

RECENT DEVELOPMENTS
(1)Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our condensed consolidated interim financial statements included herein and our audited consolidated financial statements as of and for the year ended December 31, 2023.
(2)Includes capitalized financing cost. See Note 13-A to our consolidated financial statements included herein and the Liquidity and Capital Resources section herein.

Source:    PEMEX’s condensed consolidated interim financial statements, as of and for the six-month period ended June 30, 2024 and the six-month period ended 2023, prepared in accordance with IAS 34“Interim Financial Reporting” (“IAS 34”) under “International Financial Reporting Standards” (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023, prepared in accordance with IFRS as issued by the IASB.

Capitalization of PEMEX

The following table sets forth our capitalization as of June 30, 2024:

	As of June 30, 2024 (1)
	(millions of pesos or U.S. dollars)

Long-term leases, net of current portion(2)	Ps.	37,405	U.S.$	2,035
Long-term external debt, net of current portion	1,260,525		68,591
Long-term domestic debt, net of current portion	169,722		9,235
Total long-term debt, net of current portion(3)	1,430,247		77,826
Total long-term leases and long-term debt, net of current portion	1,467,652		79,861
Certificates of Contribution “A”(4)	1,341,207		72,982
Mexican Government contributions	66,731		3,631
Legal reserve	1,002		55
Accumulated other comprehensive result	163,558		8,900
Accumulated deficit from prior years	(2,909,489)		(158,320)
Net (loss) for the period(5)	(268,619)		(14,617)
Total controlling interest	(1,605,610)		(87,369)
Total non-controlling interest	(140)		(8)
Total equity (deficit)	(1,605,750)		(87,377)
Total capitalization (6)	(138,098)		(7,516)
_____________
Note: Numbers may not total due to rounding.
(1)Derived from June 30, 2024 condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.3773= U.S.$1.00 as of June 30, 2024. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps.7,984 million (U.S.$434 million) as of June 30, 2024.
(3)Total long-term debt does not include short-term debt of Ps.396,301 million (U.S.$21,565 million) as of June 30, 2024.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps.(28) million (U.S.$(2) million) for the six-month period ended June 30, 2024.
(6)Refers to Total long-term leases, net of current portion and long term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s condensed consolidated interim financial statements as of and for the six-month periods ended June 30, 2024 and 2023 .

Results of Operations
Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the six months ended June 30, 2024 compared to the six months ended June 30, 2023

General

RECENT DEVELOPMENTS
The selected consolidated interim financial information set forth below is derived from our condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our condensed consolidated interim financial statements included in this report beginning on page F-1.

	Six months ended
	June 30,
	2024(1)				2023
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	481,826	U.S.$	26,219	Ps.	461,241
Export	332,238		18,079		369,252
Services income	1,362		74		2,103
Total revenues	815,426		44,371		832,596
(Impairment) of wells, pipelines, properties, plant and equipment, net	(17,549)		(955)		(66,084)
Cost of sales	685,751		37,315		632,545
Gross income	112,126		6,101		133,966
Distribution, transportation and sale expenses	7,733		421		7,489
Administrative expenses	84,476		4,597		79,484
Other revenues	8,581		467		12,170
Other expenses	3,453		188		2,670
Operating income	25,046		1,363		56,492
Financing income	10,194		555		8,225
Financing cost	71,100		3,869		74,781
Derivative financial instruments (cost) income, net	(15,783)		(859)		2,788
Foreign exchange (loss) income — net	(126,295)		(6,872)		230,676
Profit sharing in associates	265		14		152
Income before duties, taxes and other	(177,674)		(9,668)		223,553
Total duties, taxes and other	90,974		4,950		141,393
Net (loss) income	(268,647)		(14,618)		82,159
Total other comprehensive results	170,877		9,298		(52,255)
Total comprehensive (loss) income	(97,771)		(5,320)		29,904
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.3773 = U.S.$1.00 at June 30, 2024. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the six-month periods ended June 30, 2024 and 2023.

Total Revenues

Total revenues decreased by 2.1% or Ps.17.2 billion in the six-month period ended June 30, 2024, from Ps.832.6 billion in the six-month period ended June 30, 2023, to Ps.815.4 billion in the six-month period ended June 30, 2024.This decrease was mainly due to decreased volume of export sales of Mexican crude oil (Ps.67.2 billion), a decrease in foreign currency variations (Ps.18.3 billion), a decrease in price of gasoline, diesel, jet fuel and natural gas (Ps.69.7 billion) and a decrease in recognition of tax incentives (Ps.0.02 billion) in the form of a tax credit for the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services or “IEPS”) published on March 4, 2022, on the sale of automotive fuels. This decrease was partially offset by a 9.5% increase in the weighted average price of Mexican crude oil for export sales (Ps.48.5 billion) and an increase in the domestic sales volume of gasoline, diesel, jet fuel and natural gas (Ps.90.3 billion). From January 1, 2023 to June 30, 2023, the weighted average Mexican export crude oil price was U.S.$65.46 per barrel, as compared to U.S.$71.67 per barrel for the same period in 2024.

RECENT DEVELOPMENTS

Domestic Revenues

Domestic revenues increased by 4.5% in the six-month period ended June 30, 2024, from Ps.461.2 billion in the six-month period ended June 30, 2023 to Ps.481.8 billion in the six-month period ended June 30, 2024. This increase was mainly due to an increase in the sales volume of gasoline, diesel, jet fuel and natural gas, and was partially offset by a decrease in the sales prices of gasoline, diesel, jet fuel and natural gas as described above. Domestic sales of petroleum products increased by 5.3% in the six-month period ended June 30, 2024, from Ps.414.0 billion in the six-month period ended June 30, 2023 to Ps.436.1 billion in the six-month period ended June 30, 2024. This increase was mainly due to an 8.2% increase in the sales volume of gasoline, a 4.3% increase in the sales volume of diesel and a 21.6% increase in the sales volume of jet fuel, and was partially offset by a 9.3% decrease in the sales price of gasoline, a 7.7% decrease in the sales price of diesel and a 24.5% decrease in the sales price of jet fuel.

Domestic sales of natural gas decreased by 27.9% in the six-month period ended June 30, 2024, from Ps.10.4 billion in the six-month period ended June 30, 2023, to Ps.7.5 billion in the six-month period ended June 30, 2024. This decrease was mainly due to a 60.0% decrease in its average sales price of natural gas and was partially offset by a 78.8% increase in the sales volume of natural gas.

Domestic sales of liquefied petroleum gas decreased by 5.7% in the six-month period ended June 30, 2024, from Ps.21.2 billion in the six-month period ended June 30, 2023, to Ps.20.0 billion in the six-month period ended June 30, 2024, mainly as a result of a 5.8% decrease in its average sales price.

Export Revenues

Export revenues decreased by 10.0% in peso terms in the six-month period ended June 30, 2024 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps.369.3 billion in the six-month period ended June 30, 2023, to Ps.332.2 billion in the six-month period ended June 30, 2024. This decrease was mainly due to decreased volume of export sales of Mexican crude oil, offset by a 9.5% increase in the weighted average price of Mexican crude oil for export sales. From January 1 to June 30, 2023, the weighted average Mexican export crude oil price was U.S.$65.46 per barrel, compared to U.S.$71.67 per barrel in the same period of 2024.

Crude oil and condensate sales decreased by 18.8%, from Ps.224.4 billion in the six-month period ended June 30, 2023, to Ps.182.3 billion in the six-month period ended June 30, 2024, and decreased by 10.6% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$12.2 billion in the six-month period ended June 30, 2023, to U.S.$10.9 billion in the six-month period ended June 30, 2024, mainly due to a decrease in sales volume. The weighted average price per barrel of crude oil exports in the six-month period ended June 30, 2024 was U.S.$71.67, or 9.5% higher than the weighted average price of U.S.$65.46 in the six-month period ended June 30, 2023.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 21.9%, from Ps.37.9 billion in the six-month period ended June 30, 2023, to Ps.46.2 billion in the six-month period ended June 30, 2024. This increase was primarily due to an 8.6% increase in the sales price of fuel oil and 15.0% increase in the volume of fuel oil sold. The remaining increase in export sales of petroleum products related to higher export sales of other products.

For the six-month period ended June 30, 2024, the average exchange rate of the U.S. dollar against the peso was Ps.17.1042 = U.S.$1.00, as compared to Ps.18.2123 = U.S.$1.00 during the same period of 2023, representing an appreciation of the peso against the U.S. dollar of Ps.1.1081 (or 6.1%), which had an unfavorable effect on our export sales of Ps.18.3 billion in the six-month period ended June 30, 2024.

RECENT DEVELOPMENTS

(Impairment) of Wells, Pipelines, Properties, Plant and Equipment, Net

(Impairment) of wells, pipelines, properties, plant and equipment decreased by Ps.48.6 billion in the six-month period ended June 30, 2024 as compared to the six-month period ended June 30, 2023, from a net (impairment) of Ps.(66.1) billion in the six-month period ended June 30, 2023, to a net (impairment) of Ps.(17.5) billion in the six-month period ended June 30, 2024. This net (impairment) was primarily due to a Ps.19.0 billion net reversal of impairment in the cash-generating units (CGUs) of Pemex Exploration and Production, which was itself due to an increase in production profiles volume in the barrel of crude oil equivalent and the positive effect on future cash flows due to the appreciation of the U.S. dollar against the peso. This net reversal of impairment was partially offset by a net (impairment) of Ps.(36.4) billion in CGUs of Pemex Industrial Transformation mainly due to a decrease in estimated gross income as a result of adverse operating and market conditions and an increase in the discount rate of CGUs of refined products from 14.10% as of June 30, 2023 to 14.50% as of June 30, 2024. For more information on impairment of wells, pipelines, properties, plant and equipment, net, see Note 13 to our condensed consolidated interim financial statements included herein.

Cost of Sales

Cost of sales increased by 8.4%, or Ps.53.3 billion, in the six-month period ended June 30, 2024, from Ps.632.5 billion in the six-month period ended June 30, 2023, to Ps.685.8 billion in the six-month period ended June 30, 2024. This increase was mainly due to a (1) a Ps.46.7 billion increase in operating expenses, (2) a Ps.16.4 billion increase in the amortization of wells and (3) a Ps.11.2 billion increase in maintenance costs. This increase was partially offset by a decrease of Ps.23.9 billion in import purchases, primarily due to a decrease in volume of Magna gasoline, diesel and natural gas and a decrease in the purchase price of imported products.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses increased by 6.0%, from Ps.87.0 billion for the six-month period ended June 30, 2023, to Ps.92.2 billion for the six-month period ended June 30, 2024, mainly due to an increase in net periodic cost of employee benefits, maintenance and personnel services.

Other Revenues

Other revenues decreased by Ps.3.6 billion in the six-month period ended June 30, 2024, from Ps.12.2 billion in the six-month period ended June 30, 2023, to Ps.8.6 billion in the six-month period ended June 30, 2024. This decrease was mainly due to a Ps.4.0 billion decrease attributable to updated IEPS tax.

Other Expenses

Other expenses increased by Ps.0.8 billion in the six-month period ended June 30, 2024, from Ps.2.7 billion in the six-month period ended June 30, 2023, to Ps.3.5 billion in the six-month period ended June 30, 2024. This increase was mainly due to a Ps.2.1 increase in miscellaneous expenses partially offset by a Ps.1.9 billion decrease in the disposal of wells, pipelines, properties, plant and equipment.

Financing Income

Financing income increased by Ps.2.0 billion in the six-month period ended June 30, 2024, from Ps.8.2 billion in the six-month period ended June 30, 2023, to Ps.10.2 billion in the six-month period ended June 30, 2024. This increase was mainly due to the effect of the appreciation of the U.S. dollar against the peso on our accounts receivable related to the sale of hydrocarbons to Asia.

Financing Cost

Financing cost decreased by Ps.3.7 billion in the six-month period ended June 30, 2024, from Ps.74.8 billion in the six-month period ended June 30, 2023, to Ps.71.1 billion in the six-month period ended June 30, 2024. This decrease was mainly due to a 6.1% appreciation of the average exchange rate of the peso against the U.S. dollar.

RECENT DEVELOPMENTS

Derivative Financial Instruments (Cost) Income, Net

Derivative financial instruments (cost) income, net decreased by Ps.18.6 billion, from a Ps.2.8 billion income in the six-month period ended June 30, 2023 to a derivative financial instruments (cost) of Ps.(15.8) billion in the six-month period ended June 30, 2024. This decrease primarily resulted from a net decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated.

Foreign Exchange (Loss) Income, Net

A substantial portion of our debt, 80.7% as of June 30, 2024, is denominated in foreign currencies. Foreign exchange (loss) income, net decreased by Ps.357.0 billion, from a foreign exchange income of Ps.230.7 billion in the six-month period ended June 30, 2023 to a foreign exchange loss of Ps.(126.3) billion in the six-month period ended June 30, 2024, primarily due to the effect of depreciation of the peso against the U.S. dollar for the six-month period ended June 30, 2024, as compared to the appreciation of the peso against the U.S. dollar for the six-month period ended June 30, 2023. The value of the peso in U.S. dollar terms appreciated by 12.1%, from Ps.19.4143 = U.S.$1.00 as of December 31, 2022 to Ps.17.0720 = U.S.$1.00 as of June 30, 2023 as compared to an 8.6% depreciation of the peso in U.S. dollar terms from Ps.16.9220 = U.S.$1.00 as of December 31, 2023 to Ps.18.3773 = U.S.$1.00 as of June 30, 2024.

Total Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-Sharing Duty) and other duties and taxes paid decreased by 35.6% in the six-month period ended June 30, 2024, from Ps.141.4 billion in the six-month period ended June 30, 2023 to Ps.91.0 billion in the six-month period ended June 30, 2024. This decrease was mainly due to (1) a decrease in the Profit-Sharing Duty of Ps.60.1 billion, resulting from the suspension of such duty for the month of January 2024, (2) a 10% reduction in the rate of the Profit-Sharing Duty, from 40.0% in 2023 to 30.0% in 2024 and (3) an increase in deferred income tax expense of Ps.9.4 billion, mainly due to the decrease in tax loss carry forwards and fixed assets. Total duties, taxes and other represented 11.2% and 17.0% of total revenues in the six-month periods ended June 30, 2024 and 2023, respectively.

Net (Loss) Income

In the six-month period ended June 30, 2024, we had a net (loss) of Ps.(268.6) billion, as compared to a net income of Ps.82.2 billion in the six-month period ended June 30, 2023.

This reduction of net income was mainly the result of (1) a Ps.17.2 billion decrease in total revenues, mainly due to a decrease in the export sales volume of Mexican crude oil, and a decrease in the domestic sales prices of gasoline, diesel, jet fuel and natural gas, (2) a Ps.53.3 billion increase in cost of sales, mainly in the operating expenses, amortization of wells and maintenance, (3) a Ps.18.6 billion increase in derivative financial instruments (cost), and (4) a Ps.357.0 billion decrease in foreign exchange income, mainly due to the negative effect of a depreciation of the peso against the U.S. dollar for the six-month period ended June 30, 2024, as compared to the appreciation of the peso against the U.S. dollar for the six-month period ended June 30, 2023.

The decrease in net income was partially offset by (1) a Ps.48.6 billion decrease in net impairment, mainly due to an increase in production profile volume in the barrel of crude oil equivalent and the positive effect on future cash flows due to the appreciation of the U.S. dollar against the peso in the CGUs of Pemex Exploration and Production and (2) a Ps.50.4 billion decrease in taxes and duties, mainly due to the suspension of the Profit-Sharing Duty for the month of January 2024 and a reduction in the Profit-Sharing Duty rate to 30.0%.

Total Other Comprehensive Results

In the six-month period ended June 30, 2024, we reported total other comprehensive income of Ps.170.9 billion as compared to total other comprehensive loss of Ps.(52.3) billion in the six-month period ended June 30, 2023. This change was mainly due to (1) a recognition of actuarial gains of Ps.131.1 billion as a result of an increase in the discount and return

RECENT DEVELOPMENTS
on plan assets rates from 9.42% as of December 31, 2023, to 10.41% as of June 30, 2024 related to retirement and post-employment benefits, and (2) a Ps.39.8 billion increase in positive currency translation effect due to an appreciation of the U.S. dollar against the peso.

Results of Operations of PEMEX—For the three months ended June 30, 2024 compared to the three months ended June 30, 2023

	Three months ended
	June 30,
	2024(1)				2023
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	246,296	U.S.$	13,402	Ps.	218,907
Export	162,549		8,845		193,673
Services income	683		37		1,577
Total revenues	409,528		22,284		414,157
(Impairment) of wells, pipelines, properties, plant and equipment, net	(9,903)		(539)		(25,947)
Cost of sales	363,566		19,783		328,563
Gross income	36,059		1,962		59,647
Distribution, transportation and sale expenses	5,237		285		2,911
Administrative expenses	43,752		2,381		39,249
Other revenues	4,331		236		5,974
Other expenses	2,754		150		1,944
Operating income	(11,352)		(618)		21,516
Financing income	3,655		199		2,209
Financing cost	37,015		2,014		36,605
Derivative financial instruments (cost) income, net	(10,064)		(548)		2,490
Foreign exchange (loss) income — net	(159,683)		(8,689)		105,359
Profit sharing in associates	234		13		42
(Loss) income before duties, taxes and other	(214,225)		(11,657)		95,012
Total duties, taxes and other	59,105		3,216		69,588
Net (loss) income	(273,330)		(14,873)		25,423
Total other comprehensive results	176,866		9,624		(24,000)
Total comprehensive (loss) income	(96,464)		(5,249)		1,424
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.3773 = U.S.$1.00 at June 30, 2024. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the three-month periods ended June 30, 2024 and 2023.

Total Revenues

Total revenues decreased by 1.1% or Ps.4.7 billion in the three-month period ended June 30, 2024, from Ps.414.2 billion in the three-month period ended June 30, 2023, to Ps.409.5 billion in the three-month period ended June 30, 2024. This decrease was mainly due to a Ps.58.9 billion decrease in volume of export sales of Mexican crude oil, despite a Ps.31.5 billion or 8.3% increase of in the weighted average price of Mexican crude oil for export sales, a Ps.3.7 billion decrease in foreign currency variations, a Ps.36.7 billion decrease in the domestic sales volume of gasoline, diesel, jet fuel and natural gas and a Ps.64.1 billion increase in price of these products. From April 1, 2023 to June 30, 2023, the weighted

RECENT DEVELOPMENTS
average Mexican export crude oil price was U.S.$66.03 per barrel, as compared to U.S.$71.39 per barrel for the same period in 2024.

Domestic Revenues

Domestic revenues increased by 12.5% in the three-month period ended June 30, 2024, from Ps.218.9 billion in the three-month period ended June 30, 2023 to Ps.246.3 billion in the three-month period ended June 30, 2024. This increase was mainly due to increases in the sales price of gasoline, diesel, jet fuel and liquefied petroleum gas. Domestic sales of petroleum products increased by 15.8% in the three-month period ended June 30, 2024, from Ps.196.7 billion in the three-month period ended June 30, 2023 to Ps.227.8 billion in the three-month period ended June 30, 2024. This increase was mainly due to a 72.9% increase in the sales price of gasoline, a 104.8% increase in the sales price of diesel, a 53.0% increase in the sales price of jet fuel, and was partially offset by a decrease in sales volume, mainly due to a 38.8% decrease in sales volume of gasoline, a 33.8% decrease in the sales volume of diesel and 32.6% decrease in sales volume of jet fuel.

Domestic sales of natural gas decreased by 60.0% in the three-month period ended June 30, 2024, from Ps.5.0 billion in the three-month period ended June 30, 2023, to Ps.2.0 billion in the three-month period ended June 30, 2024. This decrease was mainly due to a 72.8% decrease in its average sales price.

Domestic sales of liquefied petroleum gas decreased by 3.3% in the three-month period ended June 30, 2024, from Ps.9.0 billion in the three-month period ended June 30, 2023, to Ps.8.7 billion in the three-month period ended June 30, 2024, mainly as a result of a 7.1% decrease in sales volume.

Export Revenues

Export revenues decreased by 16.1% in peso terms in the three-month period ended June 30, 2024 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps.193.7 billion in the three-month period ended June 30, 2023, to Ps.162.5 billion in the three-month period ended June 30, 2024. This decrease was mainly due to a 28.3% decrease in volume of export sales of Mexican crude oil, and was offset by an 8.1% increase in the weighted average price of Mexican crude oil for export sales. From April 1 to June 30, 2023, the weighted average Mexican export crude oil price was U.S.$66.03 per barrel, compared to U.S.$71.39 per barrel in the same period of 2024.

Crude oil and condensate sales decreased by 23.6% in the three-month period ended June 30, 2024, from Ps.117.1 billion in the three-month period ended June 30, 2023, to Ps.89.5 billion in the three-month period ended June 30, 2024, and decreased by 16.9% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$6.5 billion in the six-month period ended June 30, 2023, to U.S.$5.4 billion in the three-month period ended June 30, 2024. The weighted average price per barrel of crude oil exports in the three-month period ended June 30, 2024 was U.S.$71.39, or 8.1% higher than the weighted average price of U.S.$66.03 in the three-month period ended June 30, 2023.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 26.3%, from Ps.17.1 billion in the three-month period ended June 30, 2023, to Ps.21.6 billion in the three-month period ended June 30, 2024, primarily due to a 16.6% increase in the sales price of fuel oil and 7.7% increase in the volume of fuel oil. The remaining increase in export sales of petroleum products related to higher export sales of other products.

For the three-month period ended June 30, 2024, the average exchange rate of the U.S. dollar against the peso was Ps.16.9882 = U.S.$1.00, as compared to Ps.18.3845 = U.S.$1.00 during the same period of 2023, representing an appreciation of the peso against the U.S. dollar by Ps.1.3963 (or 7.6%), which had an unfavorable effect on our export sales of Ps.3.7 billion in the three-month period ended June 30, 2024.

(Impairment) of Wells, Pipelines, Properties, Plant and Equipment, Net

RECENT DEVELOPMENTS
(Impairment) of wells, pipelines, properties, plant and equipment decreased by Ps.16.0 billion in the three-month period ended June 30, 2024 as compared to the three-month period ended June 30, 2023, from a net (impairment) of Ps.(25.9) billion in the three-month period ended June 30, 2023, to a net (impairment) of Ps.(9.9) billion in the three-month period ended June 30, 2024. This net (impairment) was primarily due to a net reversal of impairment of Ps.26.5 billion in the CGUs of Pemex Exploration and Production, resulting from an increase in production profiles volume in the barrel of crude oil equivalent and the positive effect on future cash flows due to the appreciation of the U.S. dollar against peso. This net reversal of impairment was partially offset by a net (impairment) of Ps.(36.4) billion in CGUs of Pemex Industrial Transformation mainly due to a decrease in estimated gross income as a result of adverse operating and market conditions and an increase in the discount rate of CGUs of refined products from 14.10% as of June 30, 2023 to 14.50% as of June 30, 2024. For more information on impairment of wells, pipelines, properties, plant and equipment, net, see Note 13 to our condensed consolidated interim financial statements included herein.

Cost of Sales

Cost of sales increased by 10.7%, or Ps.35.0 billion in the three-month period ended June 30, 2024, from Ps.328.6 billion in the three-month period ended June 30, 2023, to Ps.363.6 billion in the three-month period ended June 30, 2024. This increase was mainly due to a (1) Ps.28.6 billion increase in operating expenses, (2) an Ps. 11.8 billion increase in amortization of wells and (3) a Ps.4.6 billion increase in maintenance expenses. This increase was partially offset by a Ps.9.9 billion decrease in inventory variation, due to differences between standard and actual costs.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses increased by 16.1%, from Ps.42.2 billion for the three-month period ended June 30, 2023, to Ps.49.0 billion for the three-month period ended June 30, 2024, mainly due to an increase in personnel services expenses.

Other Revenues

Other revenues decreased by Ps.1.7 billion in the three-month period ended June 30, 2024, from Ps.6.0 billion in the three-month period ended June 30, 2023, to Ps.4.3 billion in the three-month period ended June 30, 2024. This decrease was mainly due to a Ps.2.2 billion decrease attributable to the 2023 updated IEPS tax.

Financing Income

Financing income increased by Ps.1.5 billion in the three-month period ended June 30, 2024, from Ps.2.2 billion in the three-month period ended June 30, 2023, to Ps.3.7 billion in the three-month period ended June 30, 2024. This increase was mainly due to the effect of the appreciation of the U.S. dollar against the peso on our accounts receivable related to the sale hydrocarbons to Asia.

Financing Cost

Financing cost increased by Ps.0.4 billion in the three-month period ended June 30, 2024, from Ps.36.6 billion in the three-month period ended June 30, 2023, to Ps.37.0 billion in the three-month period ended June 30, 2024, mainly due to higher interest rates on our debt.

Derivative Financial Instruments (Cost) Income, Net

Net derivative financial instruments (cost) income decreased by Ps.12.6 billion, from a derivative financial instruments income of Ps. 2.5 billion in the three-month period ended June 30, 2023 to a derivative financial instruments cost of Ps.10.1 billion in the three-month period ended June 30, 2024. This variation primarily resulted from a net decrease of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated.

RECENT DEVELOPMENTS
Foreign Exchange (Loss) Income, Net

A substantial portion of our debt, 80.7% as of June 30, 2024, is denominated in foreign currency. Foreign exchange income decreased by Ps.265.1 billion, from a foreign exchange income of Ps.105.4 billion in the three-month period ended June 30, 2023 to a foreign exchange loss of Ps.(159.7) billion in the three-month period ended June 30, 2024, primarily due to the negative effect of depreciation of the peso against the U.S. dollar for the three-month period ended June 30, 2024, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended June 30, 2023. The value of the peso in U.S. dollar terms appreciated by 5.7%, from Ps.18.1052 = U.S.$1.00 as of March 31, 2023 to Ps.17.0720 = U.S.$1.00 as of June 30, 2023 as compared to a 10.2% depreciation of the peso in U.S. dollar terms from Ps.16.6780 = U.S.$1.00 as of March, 31, 2024 to Ps.18.3773 = U.S.$1.00 as of June 30, 2024.

Total Duties, Taxes and Other

The Profit-Sharing Duty and other duties and taxes paid decreased by 15.1% in the three-month period ended June 30, 2024, from Ps.69.6 billion in the three-month period ended June 30, 2023 to Ps.59.1 billion in the three-month period ended June 30, 2024. This decrease was mainly due to a 10% reduction in the rate of the Profit-Sharing Duty, from 40.0% in 2023 to 30.0% in 2024. Total duties, taxes and other represented 14.4% and 16.8% of total revenues in the three-month periods ended June 30, 2024 and 2023, respectively.

Net (Loss) Income

In the three-month period ended June 30, 2024, we had a net loss of Ps.273.3 billion, as compared to a net income of Ps.25.4 billion in the three-month period ended June 30, 2023.

This reduction of net income was mainly the result of (1) a Ps.4.7 billion decrease in total revenues which was itself mainly due to (a) a decrease in the export sales volume of Mexican crude oil and (b) a decrease in sales volume of gasoline, diesel and jet fuel, (2) a Ps.35.0 billion increase in cost of sales, mainly in the operating expenses, amortization of wells and maintenance, (3) a Ps.12.6 billion increase in derivative financial instruments cost, and (4) a Ps.265.1 billion decrease in foreign exchange income, mainly due to the negative effect of a depreciation of the peso against the U.S. dollar for the three-month period ended June 30, 2024, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended June 30, 2023.

The decrease in net income was partially offset by (1) a Ps.16.0 billion decrease in net impairment, mainly due to a increase in production profile volume in the barrel of crude oil equivalent and the positive effect on future cash flows due to the appreciation of the U.S. dollar against peso and (2) a Ps.10.5 billion decrease in taxes and duties, mainly due to the reduction in the Profit-Sharing Duty rate from 40.0% in 2023 to 30.0% in 2024.

Total Other Comprehensive Results

In the three-month period ended June 30, 2024, we reported total other comprehensive income of Ps.176.9 billion as compared to total other comprehensive losses of Ps.24.0 billion in the three-month period ended June 30, 2023. This change was mainly due to (1) a Ps.131.1 billion recognition in actuarial gains as of June 30, 2024, resulting from an increase in the discount rate and return on plan assets, which rose from 9.42% on December 31, 2023, to 10.41% as of June 30, 2024, related to retirement and post-employment benefits and (2) a Ps.45.8 billion increase in positive currency translation effect due to appreciation of the U.S. dollar against the peso.

Liquidity and Capital Resources
Overview

During the six-month period ended June 30, 2024, our liquidity position decreased by 8.4% mainly due to the disposition of our credit lines and lower cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position was Ps.67.5 billion as of June 30, 2024, which represented a decrease of Ps.6.2 billion from our Ps.73.7 billion as of December 31, 2023.

RECENT DEVELOPMENTS
Our principal use of funds in the first six months of 2024 was the payment and prepayment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.536.4 billion from borrowings and Ps.145.0 billion in equity capital contributions from the Mexican Government.

During 2024, work remains in progress for the construction of the Olmeca Refinery and payments made in advance to contractors decreased by Ps.0.5 billion, from Ps.5.9 billion as of December 31, 2023, to Ps.5.4 billion as of June 30, 2024.

As of June 30, 2024, we owed our suppliers Ps.362.5 billion, as compared to Ps.368.3 billion as of December 31, 2023. Despite these obligations, we believe net cash flows from our operating and financing activities, cash and cash equivalents and Mexican Government support through the tax decree for the Profit-Sharing Duty and Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty), will be sufficient to meet our working capital, debt service and capital expenditure requirements for the remainder of 2024. Our ability to raise cash from financing activities and any further contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.
The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2024, provides for our incurrence of up to Ps.203.7 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions. The Federal Revenue Law applicable to us from January 1 to December 31, 2023, provided for our incurrence of up to Ps.29.9 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

As of June 30, 2024, our total indebtedness, including accrued interest, was Ps.1,826.5 billion (U.S.$99.4 billion) in nominal terms, which represented a 1.8% increase compared to our total indebtedness, including accrued interest, of Ps.1,794.5 billion (U.S.$97.6 billion) as of December 31, 2023. Ps.834.2 billion (U.S.$45.4 billion) of our existing debt as of June 30, 2024, or 45.7%, is scheduled to mature in the next three years. Our working capital decreased from a negative working capital of Ps.585.2 billion (U.S.$31.8 billion) as of December 31, 2023 to a negative working capital of Ps.547.0 billion (U.S.$29.8 billion) as of June 30, 2024. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 18-F to our condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 32.8% of our total liabilities as of June 30, 2024, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of June 30, 2024, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps.1,271.8 billion.

Credit ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently reaffirmed Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

Downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce

RECENT DEVELOPMENTS
our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Liquidity and Capital Resources—Overview” in our Form 20-F.
Going Concern

Our condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Notes 18 and 20 to our condensed consolidated interim financial statements included herein, there exists significant doubt concerning our ability to continue operating as a going concern. We also discuss the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes 18 and 20 to our condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position

Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of June 30, 2024 and December 31, 2023.

	June 30, 2024		December 31, 2023
	(millions of pesos)
Borrowing base under lines of credit	Ps.	780	Ps.	4,971
Cash and cash equivalents	66,736		68,747
Liquidity	Ps.	67,516	Ps.	73,718

As of June 30, 2024, we had U.S.$5.9 billion and Ps.20.5 billion in credit lines in order to provide liquidity. As of June 30, 2024, both the U.S. dollar- and the peso-denominated credit lines were fully drawn.

As of December 31, 2023, the outstanding amount under PMI Trading's revolving credit line was U.S.$661 million. From January 1 to June 30, 2024, PMI Trading drew U.S.$505 million from its revolving credit line and repaid U.S.$984 million. As of June 30, 2024, the outstanding amount under this revolving credit line was U.S.$183 million and the available amount was U.S.$42 million.

Cash Flows from Operating, Investing and Financing Activities

During the first six months of 2024, net cash flows from operating activities decreased to Ps.135.6 billion, as compared to Ps.174.4 billion in the first six months of 2023. During the first six months of 2024, our net cash flows used in investing activities decreased to Ps.(155.4) billion, as compared to Ps.(126.8) billion in the same period of 2023. During the first six months of 2024, new financings totaled Ps.536.4 billion and payments of principal and interest totaled Ps.(690.9) billion, as compared to Ps.431.7 billion and Ps.(511.8) billion, respectively, during the first six months of 2023. During the first six months of 2024, we applied net funds of Ps.145.4 billion to acquisitions of wells, pipelines, properties, plant and equipment and intangible assets as compared to Ps.119.2 billion for the same period of 2023.

RECENT DEVELOPMENTS
As of June 30, 2024, our cash and cash equivalents totaled Ps.66.7 billion, as compared to Ps.68.7 billion at December 31, 2023. See Note 9 to our condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.
The following table summarizes our sources and uses of cash for the six-month periods ended June 30, 2024 and 2023:

	Six-month period ended June 30,
	2024		2023
	(millions of pesos)
Net cash flows from operating activities	Ps.	135,646	Ps.	174,406
Net cash flows (used in) investing activities	(155,404)		(126,799)
Net cash flows (used in) financing activities	(331)		(34,015)
Net (decrease) increase in cash and cash equivalents	Ps.	(20,089)	Ps.	13,592
________________
Note:     Numbers may not total due to rounding.

Recent Financing Activities

For our financing activities for the period from July 1, 2024 to September 20, 2024, see Note 20 to our condensed consolidated interim financial statements included herein. As of June 30, 2024, and as of the date of this report, we were not in default under any of our financing agreements.

Capital Expenditures

As of June 30, 2024, the adjusted capital expenditures budget of Ps.219.8 billion represents an increase of 5.8% in comparison to the initial budget for 2024. The increase reflects the recognition of surplus income and its application in our capital expenditures, including reallocations to Pemex Exploration and Production, which has increased its non-capitalized investments. The adjusted budget represents an increase of 5.3% as compared to capital expenditures in 2023.

As of June 30, 2024, we have spent Ps.107.7 billion, or 49.0% of the total capital expenditures budget for 2024, which represents a decrease of 7.3% of the amount spent during the same period of 2023.
Capital expenditures amounts are derived from the budgetary records of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Petróleos Mexicanos, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not reflect the acquisition of wells, pipelines, properties, plant and equipment of Ps.145.4 billion included in our consolidated financial statements prepared in accordance with IFRS.

Increases to the financial investment budget have been designated for the construction of the Olmeca Refinery.

The following table shows our original and adjusted capital expenditures budget for 2024, excluding non-capitalizable maintenance, as well as actual amounts spent as of June 30, 2024 by each productive state-owned subsidiary and the same information for financial investments.

RECENT DEVELOPMENTS
Capital Expenditures and Budget by Subsidiary

	2024 Original Budget (1)		2024 Adjusted Budget (2)		Actual spent as of June 30, 2024
	(millions of pesos)
Capital expenditures
Pemex Exploration and Production	Ps.	180,723	Ps.	173,379	Ps.	84,962
Pemex Industrial Transformation	21,727		33,951		18,446
Pemex Logistics	3,786		9,762		3,486
Petróleos Mexicanos	1,468		2,666		783
Total capital expenditures	Ps.	207,704	Ps.	219,758	Ps.	107,677

Total financial investment	Ps.	2,752	Ps.	45,448	Ps.	44,496
Note: Numbers may not total due to rounding.
n.a.: Not applicable.
(1) Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
(2) Adjusted budget authorized on June 29, 2024.
Source: Petróleos Mexicanos

Business Overview

Production

Our selected summary operating data is set forth below.

RECENT DEVELOPMENTS

	Six months ended June 30,
	2024		2023		Change	%
Operating Highlights
Production
Liquids (tbpd) (1) (3)	1,783		1,867		(84.0)	(4.5)
Natural gas (mmcfpd) (2)(3)	3,720		4,063		(343.0)	(8.4)
Petroleum products (tbpd) (4)	942		839		103.0	12.3
Dry gas from plants (mmcfpd)	1,876		2,210		(334.0)	(15.1)
Natural gas liquids (tbpd)	151		173		(22.0)	(12.7)
Petrochemicals (tt)	580		527		53.0	10.1

Average crude oil exports (tbpd) (5)
Olmeca	26.7		—		26.7	100.0
Isthmus (6)	257.8		390.5		(132.7)	(34.0)
Maya (7)	477.8		586.4		(108.6)	(18.5)
Zapoteco	58.2		—		58.2	100.0
Total	820.5		976.9		(156.4)	(16.0)

Value of crude oil exports (value in millions of U.S. dollars) (5)	U.S.$	10,967.6	U.S.$	12,240.9	(1,273.3)	(10.4)

Average PEMEX crude oil export prices per barrel (8)
Olmeca	U.S.$	77.86	U.S.$	—	77.9	100.0
Isthmus	75.94		67.97		8.0	11.7
Maya	71.99		63.95		8.0	12.6
Altamira	67.85		61.18		6.7	10.9
Zapoteco	73.45		—		73.5	100.0
Weighted average price (9)	U.S.$	73.44	U.S.$	65.63	7.8	11.9

West Texas Intermediate crude oil average price per barrel (10)	U.$	78.81	U.$	74.86	4.0	5.3
Note: Numbers may not total due to rounding.

Tbpd = thousands of barrels per day.
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons.
n.a. = not available.
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Gasoline production does not consider transfers.
(5)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of June 30, 2024.
(6)Includes Mexican Blend Salina Cruz (MXBSC) crude oil.
(7)Includes heavy crude oil Altamira and Talam.
(8)Average price during period indicated based on billed amounts.
(9)On September 25, 2024, the weighted average price of our crude oil export mix was U.S.$65.72 per barrel.
(10)On September 25, 2024, the West Texas Intermediate crude oil spot price was U.S.$69.44 per barrel.
Source: Petróleos Mexicanos and the PMI Subsidiaries.

RECENT DEVELOPMENTS
Daily production of liquids decreased by 4.5% in the first six months of 2024, from 1,867 thousand barrels per day in the first six months of 2023 to 1,783 thousand barrels per day in the first six months of 2024. This decrease was mainly due to:

•a 9.1% decrease in the production of liquids in light crude oil, mainly in the Quesqui and Xanab fields, and
•a 0.2% decrease in the production of heavy crude oil, mainly due to decreased production at certain mature fields of the Ku-Maloob-Zaap (Zaap and Ku) business unit.

Production of natural gas decreased by 8.4% during the first six months of 2024, from 4,063 million cubic feet per day in the first six months of 2023 to 3,720 million cubic feet per day in the same period of 2024. This decrease in production was primarily in the Akal and Ku fields in the North-West Marine Region and Quesqui fields in the South Region.
The Ixachi field increased the production of condensates by 49% in the first six months of 2024, from 39 thousand barrels per day in 2023 to 58 thousand barrels per day in 2024. Natural gas during the same period increased 39.6%, from 344 million cubic feet per day for 2023 to 480 million cubic feet per day for 2024.

Production of petroleum products increased by 12.3% during the first six months of 2024, from 839 thousand barrels per day in the first six months of 2023 to 942 thousand barrels per day in the first six months of 2024. The production of petroleum products in the first six months of 2024 was composed of 291 thousand barrels of gasoline, 178 thousand barrels of diesel, 35 thousand barrels of jet fuel and 438 thousand barrels of other petroleum products and LPG.

Dry gas production decreased by 15.1% during the first six months of 2024, as compared to the same period of 2023. This decrease was mainly due to lower gas production at the Cactus and Ciudad Pemex gas processing complexes.

Natural gas liquids production decreased by 12.7% during the first six months of 2024, as compared to the same period of 2023. This decrease was mainly due to lower production of gas liquids at the Cactus gas processing complex.

Petrochemicals production increased by 10.1% during the first six months of 2024, as compared to the same period of 2023. This increase was mainly the result to improved performance in the following areas:

•Ammonia production reached 30 thousand tons during the period, an increase of 12 thousand tons compared to the same period in 2023, driven by enhanced operational continuity of the ammonia VI unit at the Cosoleacaque petrochemical complex;
•Methanol production at the Independencia petrochemical complex reached 42 thousand tons, an increase of 18 thousand tons over the second quarter of 2023, due to extended operational hours of methanol unit no. 2 compared to the previous year's quarter; and
•Carbon dioxide production rose significantly by 55 thousand tons, due to the ongoing operation of the ammonia VI unit in the Cosoleacaque petrochemical complex.

Armed conflict and related destabilization of world energy markets

The prices of oil and natural gas remain extremely volatile as a result of ongoing armed conflicts, including the military conflict involving Russia and Ukraine, the conflict in Gaza and disruptions to shipping operations in the Red Sea. Our revenues and profitability are heavily dependent on the prices we receive from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC and OPEC+ member states and other oil-producing nations. Destabilization of global oil and gas prices could reduce our sales and adversely affect our results and profitability. Oil and gas prices have, on average, decreased and may continue to decrease based on factors beyond our control, including geopolitical events.

Industrial Transformation

In the first six months of 2024, crude oil processing averaged 936 thousand barrels per day, an increase of 12.7%, as compared to the same period of 2023. This increase reflects enhanced refinery performance, with the following

RECENT DEVELOPMENTS
processing volumes: 211 thousand barrels per day in Salina Cruz, 190 thousand barrels per day in Tula, 143 thousand barrels per day in Cadereyta, 139 thousand barrels per day in Salamanca, 130 thousand barrels per day in Minatitlán and 124 thousand barrels per day in Madero. In addition, primary distillation utilization capacity averaged 57%, an increase of 6.4 percentage points with respect to the same period of 2023.

Olmeca Refinery

In July 2024, 1.1 million barrels of ultra-low sulfur diesel were placed on the market and distributed through ships and land in the State of Tabasco. In August 2024, the crude oil processing level at the Olmeca refinery averaged 84.1 thousand barrels per day.

Deer Park Refinery

Production

Our selected summary operating data is set forth below.

	Six months ended June 30,
	2024	2023	Variation	%
Operating Highlights
Production (thousand bpd)
Petroleum products	271	276	(5.0)	(1.8)
Dry gas	13	4	9.0	225.0
Natural gas liquids	10	5	5.0	100.0
Petrochemicals	12	7	5.0	71.4

Source: Deer Park’s statistical and accounting information systems.

From January 1 to June 30, 2024, the Deer Park Refinery processed 262.1 thousand barrels per day of crude oil and produced 270.6 thousand barrels per day of petroleum products, of which 43.3% were distillates.

Gasolinas Bienestar, S.A. de C.V

Since July 2023, Gasolinas Bienestar, S.A. de C.V., our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba. In the six-months ended June 30, 2024, Gasolinas Bienestar, S.A. de C.V. exported 17.4 thousand barrels of crude oil per day and 1.8 thousand barrels of petroleum products in the aggregate amount of Ps.5.0 billion (U.S.$ 0.3 billion). Such sales represented 2.8% of total exports of crude oil and 1.5% of total sales of petroleum products, respectively. Sales by Gasolinas Bienestar, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.

Tax decree for the Profit-Sharing Duty and Hydrocarbon Extraction Duty

On August 23, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of our Profit-Sharing Duty for the months of May, June and July of 2024, which will be reflected in August 2024 as a total decrease in duties by Ps.47.6 billion. The decree also suspended the collection of our Hydrocarbon Extraction Duty for the months of June and July of 2024, which will be reflected in August 2024, as a total decrease in duties by Ps.11.0 billion.

RECENT DEVELOPMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ José Alberto Jiménez Hernández .
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: September 27, 2024

RECENT DEVELOPMENTS

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•exploration and production activities, including drilling;
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•national or international public health events, including the outbreak of pandemics or contagious disease;
•the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflict in Gaza and disruptions to shipping operations in the Red Sea;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;
•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
•receipt of governmental approvals, permits and licenses;

RECENT DEVELOPMENTS
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage; and
•the effectiveness of our risk management policies and procedures.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

RECENT DEVELOPMENTS

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2024 and December 31, 2023

(Figures stated in thousands, except as noted)

Assets	Note	June 30, 2024	December 31, 2023

Current assets:
Cash and cash equivalents	8,9	66,735,531	68,747,376
Customers, net	7,8,10-A	130,341,132	111,394,431
Other financing receivables	8,10-B	46,688,507	40,887,127
Other non-financing receivables	10-B	78,943,256	163,079,678
Inventories	11	103,558,205	112,035,992
Government Bonds	8, 15-A	28,531,855	28,637,314
Derivative financial instruments	8	8,874,917	9,926,384
Other current assets	8	1,910,204	3,832,444
Total current assets	6	465,583,607	538,540,746
Non-current assets:
Investments in associates	8,12	2,053,711	1,854,803
Wells, pipelines, properties, plant and equipment, net	13	1,537,151,854	1,482,322,166
Rights of use assets		44,215,877	43,203,180
Long-term notes receivable, net of current portion	8	995,269	1,179,706
Government Bonds	8, 15-A	24,761,455	35,495,104
Deferred income taxes and duties		160,039,008	169,914,720
Intangible assets, net	14	22,225,979	20,350,819
Other assets	15-B	11,184,703	10,614,092
Total non-current assets	6	1,802,627,856	1,764,934,590
Total assets		2,268,211,463	2,303,475,336

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2024 and December 31, 2023

(Figures stated in thousands, except as noted)

Liabilities	Note	June 30, 2024	December 31, 2023

Short-term debt and current portion of long-term debt	8,16	396,301,477	477,221,594
Short-term leases	8	7,984,015	8,003,743
Suppliers	8	362,517,039	368,345,849
Income taxes and duties payable		96,761,614	150,004,749
Accounts and accrued expenses payable	8	94,738,999	83,646,764
Derivative financial instruments	8	54,298,400	36,494,962
Total current liabilities	6	1,012,601,544	1,123,717,661
Long-term liabilities:
Long-term debt, net of current portion	8,16	1,430,247,150	1,317,248,763
Long-term leases, net of current portion	8	37,405,036	33,844,590
Employee benefits		1,271,757,000	1,372,459,213
Provisions for sundry creditors	17	92,814,215	83,310,554
Other liabilities		15,909,343	13,075,178
Deferred income taxes		13,226,622	12,798,187
Total long-term liabilities	6	2,861,359,366	2,832,736,485
Total liabilities		3,873,960,910	3,956,454,146
Equity (deficit)	6,18
Controlling interest:
Certificates of Contribution “A”		1,341,207,416	1,196,207,416
Mexican Government contributions		66,730,591	66,730,591
Legal reserve		1,002,130	1,002,130
Accumulated other comprehensive result		163,558,484	(7,313,005)
Accumulated deficit:
From prior years		(2,909,489,303)	(2,917,596,017)
Net (loss) income for the period/year		(268,619,086)	8,106,714
Total controlling interest		(1,605,609,768)	(1,652,862,171)
Total non-controlling interest		(139,679)	(116,639)
Total equity (deficit)		(1,605,749,447)	(1,652,978,810)
Total liabilities and equity (deficit)		2,268,211,463	2,303,475,336

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Comprehensive Income
For the six-month periods ended June 30, 2024 and 2023
(Figures stated in thousands, except as noted)

	Note	2024		2023

Net revenues
Domestic	6,7	Ps.	481,825,986	Ps.	461,240,951
Export	6,7	332,238,322		369,251,985
Services income	6,7	1,362,137		2,102,903
Total revenues		815,426,445		832,595,839
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,13-F	(17,548,991)		(66,084,491)
Cost of sales	6	685,751,323		632,545,139
Gross income	6	112,126,131		133,966,209
Distribution, transportation and sale expenses	6	7,732,620		7,489,355
Administrative expenses	6	84,476,456		79,484,465
Other revenues	6	8,581,117		12,170,448
Other expenses	6	3,452,548		2,670,348
Operating income	6	25,045,624		56,492,489
Financing income (1)	6	10,194,451		8,224,531
Financing cost (2)	6	71,100,482		74,780,817
Derivative financial instruments (cost) income, net	6	(15,783,317)		2,788,339
Foreign exchange (loss) income — net	6	(126,295,142)		230,676,132
Sum of financing cost, net, derivative financial instruments (cost) income, net and foreign exchange (loss) income, net		(202,984,490)		166,908,185
Profit sharing in associates	6,12	265,216		151,969
Income before duties, taxes and other		(177,673,650)		223,552,643
Profit sharing duty, net		77,121,107		137,202,500
Income tax expense		13,852,600		4,190,988
Total duties, taxes and other	6	90,973,707		141,393,488
Net (loss) income	6	Ps.	(268,647,357)	Ps.	82,159,155
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		39,746,121		(52,255,383)
Items that will not be reclassified:
Actuarial gains - employee benefits, net of taxes		131,130,599		—
Total other comprehensive results		170,876,720		(52,255,383)
Total comprehensive (loss) income		Ps.	(97,770,637)	Ps.	29,903,772
Net (loss) income attributable to:
Controlling interest		(268,619,086)		82,191,023
Non-controlling interest		(28,271)		(31,868)
Net (loss) income		Ps.	(268,647,357)	Ps.	82,159,155
Other comprehensive results attributable to:
Controlling interest		170,871,489		(52,249,726)
Non-controlling interest		5,231		(5,657)
Total other comprehensive results		Ps.	170,876,720	Ps.	(52,255,383)
Comprehensive results attributable to:
Controlling interest		Ps.	(97,747,597)	Ps.	29,941,297
Non-controlling interest		(23,040)		(37,525)
Total comprehensive (loss) income		Ps.	(97,770,637)	Ps.	29,903,772

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2024 and 2023.
(2)Mainly interest on debt.
F-3

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Comprehensive Income
For the three-month periods ended June 30, 2024 and 2023
(Figures stated in thousands, except as noted)

	Note	2024		2023

Net revenues
Domestic	6,7	Ps.	246,295,654	Ps.	218,906,525
Export	6,7	162,549,297		193,673,015
Services income	6,7	683,115		1,577,316
Total revenues		409,528,066		414,156,856
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,13-F	(9,903,148)		(25,947,103)
Cost of sales	6	363,565,950		328,562,776
Gross income	6	36,058,968		59,646,977
Distribution, transportation and sale expenses	6	5,236,938		2,911,297
Administrative expenses	6	43,751,747		39,249,329
Other revenues	6	4,331,494		5,973,794
Other expenses	6	2,753,666		1,943,755
Operating (loss) income	6	(11,351,889)		21,516,390
Financing income (1)	6	3,655,162		2,209,379
Financing cost (2)	6	37,014,725		36,605,455
Derivative financial instruments (cost) income, net	6	(10,064,456)		2,489,947
Foreign exchange (loss) income — net	6	(159,683,239)		105,359,430
Sum of financing cost, net, derivative financial instruments (cost) income, net and foreign exchange (loss) income, net		(203,107,258)		73,453,301
Profit sharing in associates	6,12	234,319		42,013
(Loss) income before duties, taxes and other		(214,224,828)		95,011,704
Profit sharing duty, net		45,972,245		65,282,847
Income tax expense		13,132,490		4,305,478
Total duties, taxes and other	6	59,104,735		69,588,325
Net (loss) income	6	Ps.	(273,329,563)	Ps.	25,423,379
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		45,735,321		(23,999,531)
Items that will not be reclassified:
Actuarial gains - employee benefits, net of taxes	18-D	131,130,561		—
Total other comprehensive results		176,865,882		(23,999,531)
Total comprehensive (loss) income		Ps.	(96,463,681)	Ps.	1,423,848
Net (loss) income attributable to:
Controlling interest		Ps.	(273,315,188)	Ps.	25,439,156
Non-controlling interest		(14,375)		(15,777)
Net (loss) income		Ps.	(273,329,563)	Ps.	25,423,379
Other comprehensive results attributable to:
Controlling interest		Ps.	176,860,369	Ps.	(23,996,992)
Non-controlling interest		5,513		(2,539)
Total other comprehensive results		Ps.	176,865,882	Ps.	(23,999,531)
Comprehensive results attributable to:
Controlling interest		Ps.	(96,454,819)	Ps.	1,442,164
Non-controlling interest		(8,862)		(18,316)
Total comprehensive (loss) income		Ps.	(96,463,681)	Ps.	1,423,848

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2024 and 2023.
(2)Mainly interest on debt.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Changes in Equity (Deficit)
For the six-month periods ended June 30, 2024 and 2023
(Figures stated in thousands, except as noted) (See Note 18)

	Controlling interest
							Accumulated other comprehensive result				Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions		Legal reserve		Cumulative currency translation effect		Actuarial gains on employee benefits effect		For the year/period		From prior years		Total		Non- controlling interest		Total Equity (deficit)
Balances as of December 31, 2022	Ps.	1,029,592,293	Ps.	66,730,591	Ps.	1,002,130	Ps.	25,437,210	Ps.	26,300,178	Ps.	100,412,051	Ps.	(3,018,008,068)	Ps.	(1,768,533,615)	Ps.	(288,610)	Ps.	(1,768,822,225)
Transfer to accumulated deficit	—		—		—		—		—		(100,412,051)		100,412,051		—		—		—
Increase in Certificates of Contribution “A”	17,700,000		—		—		—		—		—		—		17,700,000		—		17,700,000
Total comprehensive (loss) income	—		—		—		(52,249,726)		—		82,191,023		—		29,941,297		(37,525)		29,903,772
Balances as of June 30, 2023	Ps.	1,047,292,293	Ps.	66,730,591	Ps.	1,002,130	Ps.	(26,812,516)	Ps.	26,300,178	Ps.	82,191,023	Ps.	(2,917,596,017)	Ps.	(1,720,892,318)	Ps.	(326,135)	Ps.	(1,721,218,453)
Balances as of December 31, 2023	Ps.	1,196,207,416	Ps.	66,730,591	Ps.	1,002,130	Ps.	(28,679,410)	Ps.	21,366,405	Ps.	8,106,714	Ps.	(2,917,596,017)	Ps.	(1,652,862,171)	Ps.	(116,639)	Ps.	(1,652,978,810)
Transfer to accumulated deficit	—		—		—		—		—		(8,106,714)		8,106,714		—		—		—
Increase in Certificates of Contribution “A”	145,000,000		—		—		—		—		—		—		145,000,000		—		145,000,000
Total comprehensive (loss) income	—		—		—		39,741,015		131,130,474		(268,619,086)				(97,747,597)		(23,040)		(97,770,637)
Balances as of June 30, 2024	Ps.	1,341,207,416	Ps.	66,730,591	Ps.	1,002,130	Ps.	11,061,605	Ps.	152,496,879	Ps.	(268,619,086)	Ps.	(2,909,489,303)	Ps.	(1,605,609,768)	Ps.	(139,679)	Ps.	(1,605,749,447)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Cash Flows
For the six-month periods ended June 30, 2024 and 2023
(Figures stated in thousands, except as noted)

	2024		2023
Operating activities:
Net (loss) income	Ps.	(268,647,357)	Ps.	82,159,155
Total duties, taxes and other	90,973,707		141,393,488
Depreciation and amortization of wells, pipelines, properties, plant and equipment	74,258,629		56,791,178
Amortization of intangible assets	176,074		196,096
Impairment of wells, pipelines, properties, plant and equipment	17,548,991		66,084,491
Capitalized unsuccessful wells	4,492,742		1,437,971
Unsuccessful wells from intangible assets	10,836,456		15,667,953
Loss from disposal of wells, pipelines, properties, plant and equipment	2,308,100		3,454,946
Depreciation of rights of use	2,915,676		2,385,577
Cancellation of leases	—		(122,679)
Unrealized foreign exchange loss of reserve for well abandonment	2,369,541		2,024,600
(Profit) sharing in associates, net	(265,216)		(151,969)
Unrealized foreign exchange loss (income)	120,285,924		(212,796,067)
Financing cost	71,100,482		74,780,817
Financing income	(10,194,451)		(8,224,531)
Funds from operating activities	118,159,298		225,081,026
Profit-sharing duty and income tax paid	(46,370,908)		(111,964,235)
Derivative financial instruments	18,854,905		9,188,660
Customers and accounts receivable	63,624,066		22,639,795
Inventories	12,181,564		(4,946,859)
Accounts payable and accrued expenses	11,092,235		8,925,982
Suppliers	11,194,290		(27,102,713)
Provisions for sundry creditors	4,023,506		3,660,500
Employee benefits	28,437,611		29,971,712
Other taxes and duties	(85,551,012)		18,952,118
Net cash flows from operating activities	135,645,555		174,405,986
Investing activities
Interest collected	3,484,930		1,310,166
Other assets	2,681,881		10,418,302
Acquisition of wells, pipelines, properties, plant and equipment	(145,395,723)		(119,235,272)
Acquisition of intangible assets	(16,175,200)		(19,291,829)
Net cash flows (used in) investing activities	(155,404,112)		(126,798,633)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	145,000,000		17,700,000
Collections from the Mexican Government	10,732,626		27,901,421
Interest collected from the Mexican Government	2,764,716		4,547,770
Lease payments	(3,402,331)		(2,939,198)
Interest of lease paid	(924,286)		(1,036,176)
Loans obtained from financial institutions	536,422,333		431,659,853
Debt payments, principal only	(620,190,507)		(436,838,825)
Interest paid	(70,733,122)		(75,009,928)
Net cash flows (used in) financing activities	(330,571)		(34,015,083)
Net (decrease) increase in cash and cash equivalents	(20,089,128)		13,592,270
Effects of foreign exchange on cash balances	18,077,283		(13,891,581)
Cash and cash equivalents at the beginning of the year	68,747,376		64,414,511
Cash and cash equivalents at the end of the period (Note 9)	Ps.	66,735,531	Ps.	64,115,200

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
NOTE 1.    STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

On August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.

The Subsidiary Entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities and their primary purposes, are as follows:

•Pemex Exploration and Production: This entity is in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;

•Pemex Industrial Transformation: This entity performs activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others; and

•Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION

Authorization

On September 27, 2024, these condensed consolidated interim financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Lic. Carlos Fernando Cortez González, Acting Chief Financial Officer, Mr. José María del Olmo Blanco, Deputy Director of Budgeting and Accounting, and Mr. Óscar René Orozco Piliado, Associate Managing Director of Accounting.

Basis of preparation

A.    Statement of compliance

PEMEX prepared its condensed consolidated interim financial statements as of June 30, 2024 and December 31, 2023, and for the three- and six-month periods ended June 30, 2024 and 2023, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023. PEMEX estimates that there is no significant impact on its condensed consolidated interim financial statements due to the seasonality of operations. These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023.

B.    Basis of accounting

These condensed consolidated interim financial statements have been prepared using the historical cost basis method, with the exception of the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)

C.    Going concern

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 18-F).

D.    Functional and reporting currency

These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
ii.    The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;

iii.    Employee benefits provision was 33% and 35% of PEMEX’s total liabilities as of June 30, 2024 and December 31, 2023, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Terms definition

References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

E.    Use of judgments and estimates

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.

The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023.

i.    Measurement of fair values

Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities. PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 3.    MATERIAL ACCOUNTING POLICIES

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1, 2024. However, these new standards have not had a material effect on the condensed consolidated interim financial statements of PEMEX.

NOTE 4.    RECENTLY ISSUED ACCOUNTING STANDARDS

A number of new standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these condensed consolidated interim financial statements.

The following amended standards and interpretations are not expected to have a significant impact on PEMEX’s condensed consolidated interim financial statements:

i.Applicable as of January 1, 2024

•Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•Lack of Exchangeability (Amendments to IAS 21)

ii.Applicable as of January 1, 2027

•Presentation and Disclosure in Financial Statements (IFRS 18)

PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

On March 6, 2024, the SEC adopted final rules mandating registrants to disclose specific climate-related information. PEMEX is currently evaluating the potential impact of these regulations on its reporting practices.

NOTE 5.    SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of June 30, 2024 and December 31, 2023, the Subsidiary Entities consolidated in these condensed consolidated interim financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

As of June 30, 2024 and December 31, 2023, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)(xiii)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited (“FIN”) (iii)(ix)(xiii)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)(xi)
•KOT Insurance Company, AG. (“KOT”) (iii)(viii)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)(xiii)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)(xiii)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (i)(iii)(vi)
•Gasolinas Bienestar, S.A. de C.V. (“GASOB”) (iii)(xii)

(i)Member Company of the “PMI Subsidiaries”.
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.00% in COMESA).
(iii)Petróleos Mexicanos owns 100.00% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Cayman Islands.
(x)Operates in the Netherlands.
(xi)Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V., until April 20, 2023.
(xii)Consolidated as of July 2023.
(xiii)This company is in process of liquidation.

NOTE 6.    SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of June 30, 2024 and December 31, 2023, PEMEX’s operations were conducted through seven business segments: Exploration and Production, Industrial Transformation, Logistics, DPRLP, Trading Companies, Corporate and Other Operating Subsidiary Companies.

Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at market prices.

The primary sources of revenue for PEMEX’s business segments are as described below:

•The Exploration and Production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 18 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation. Additionally, it receives income from drilling services, and servicing and repairing wells.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•The Industrial Transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency or “ASA”). This segment’s most important products are different types of gasoline and diesel.

The Industrial Transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.

•The Logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•The DPRLP segment includes Deer Park’s operations and generates revenues from sales of distillates and gasoline in the U.S. market.

•The Trading Companies segment, which consist of PMI CIM, PMI NASA, PMI Trading, MGAS and GASOB (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•The Corporate segment provides administrative, financing and consulting services to PEMEX’s subsidiary entities and companies.

•The Other Operating Subsidiary Companies segment provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary entities and companies.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the six-month period ended June 30, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	167,641,188	321,320,541	—	75,731,508	237,448,242	—	11,922,829	—	Ps.	814,064,308
Intersegment	259,533,761		175,962,347	47,053,985	10,587,880	251,549,157	20,680,704	24,259,194	(789,627,028)	—
Services income	13,198		176,669	247,635	189	909,804	439	14,203	—	1,362,137
(Impairment) of wells, pipelines, properties, plant and equipment, net	19,014,931		(36,392,092)	(171,830)	—	—	—	—	—	(17,548,991)
Cost of sales	255,656,439		563,805,165	38,613,054	84,944,760	481,817,572	550,181	30,068,714	(769,704,562)	685,751,323
Gross income	190,546,639		(102,737,700)	8,516,736	1,374,817	8,089,631	20,130,962	6,127,512	(19,922,466)	112,126,131
Distribution, transportation and sale expenses	331,001		10,200,978	156,381	—	70,287	90,646	32,711	(3,149,384)	7,732,620
Administrative expenses	19,893,862		27,138,630	7,628,389	793,223	1,687,434	40,703,996	3,317,432	(16,686,510)	84,476,456
Other revenues	3,436,975		3,174,426	428,958	7,892	267,312	154,826	1,110,728	—	8,581,117
Other expenses	2,227,199		1,006,202	100,651	39	16,441	73,347	114,370	(85,701)	3,452,548
Operating income	171,531,552		(137,909,084)	1,060,273	589,447	6,582,781	(20,582,201)	3,773,727	(871)	25,045,624
Financing income	37,075,735		541,629	10,009,689	544,536	594,955	114,406,269	1,012,875	(153,991,237)	10,194,451
Financing cost	92,949,387		17,540,997	188,074	94,061	3,575,805	109,327,911	1,416,355	(153,992,108)	71,100,482
Derivative financial instruments (cost) income, net	(10,739,208)		156,741	—	92,182	(644,612)	(4,648,420)	—	—	(15,783,317)
Foreign exchange (loss) income — net	(20,632,464)		(124,477,013)	(195,264)	—	(458,402)	21,003,651	(1,535,650)	—	(126,295,142)
Profit sharing in associates	106,495		(481,453)	1,005	—	2,011,406	(260,831,141)	2,448,484	257,010,420	265,216
Total duties, taxes and other	77,700,631		—	2,718,193	48,019	1,528,638	8,639,331	338,895	—	90,973,707
Net (loss) income	Ps.	6,692,092	(279,710,177)	7,969,436	1,084,085	2,981,685	(268,619,084)	3,944,186	257,010,420	Ps.	(268,647,357)
Total current assets	937,920,629		228,855,334	282,912,229	40,254,106	284,493,604	2,214,708,552	129,956,074	(3,653,516,921)	465,583,607
Total non-current assets	945,415,557		572,388,371	154,702,640	31,563,567	110,643,895	91,047,489	509,698,621	(612,832,284)	1,802,627,856
Total current liabilities	595,337,603		1,457,901,728	82,717,564	16,026,689	225,132,362	2,229,453,577	59,476,372	(3,653,444,351)	1,012,601,544
Total long-term liabilities	1,781,018,827		588,622,256	76,460,278	2,937,786	1,355,663	1,681,912,232	59,221,993	(1,330,169,669)	2,861,359,366
Total equity (deficit)	(493,020,244)		(1,245,280,279)	278,437,027	52,853,198	168,649,474	(1,605,609,768)	520,956,330	717,264,815	(1,605,749,447)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	63,013,017		5,382,944	3,197,671	1,086,616	136,235	284,137	1,158,009	—	74,258,629
Depreciation of rights of use	160,421		1,566,853	184,726	278,446	349,543	301,264	74,423	—	2,915,676
Net periodic cost of employee benefits	19,412,723		27,750,107	4,532,084	—	1,575	17,267,857	31,314	—	68,995,660
Interest income (1)	101,686		345,114	9,686	168,334	232,728	4,546,423	784,037	—	6,188,008
Interest cost (2)	(2,909,555)		1,545,832	188,052	94,061	2,777,427	64,999,656	1,070,365	—	67,765,838

(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

For the three-month period ended June 30, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	80,381,858	162,876,687	—	36,443,936	125,830,318	—	3,312,152	—	Ps.	408,844,951
Intersegment	127,496,911		83,025,869	21,356,659	4,191,797	131,813,310	3,984,549	13,845,389	(385,714,484)	—
Services income	7,062		129,672	125,330	189	413,480	229	7,153	—	683,115
(Impairment) of wells, pipelines, properties, plant and equipment, net	26,544,569		(36,447,717)	—	—	—	—	—	—	(9,903,148)
Cost of sales	128,940,546		286,417,550	17,770,354	43,208,832	255,261,210	345,972	13,725,122	(382,103,636)	363,565,950
Gross income	105,489,854		(76,833,039)	3,711,635	(2,572,910)	2,795,898	3,638,806	3,439,572	(3,610,848)	36,058,968
Distribution, transportation and sale expenses	176,671		6,460,984	75,331	—	44,547	105,190	7,598	(1,633,383)	5,236,938
Administrative expenses	4,980,119		13,130,212	3,113,482	407,525	973,831	21,089,075	2,028,930	(1,971,427)	43,751,747
Other revenues	2,275,170		1,202,875	288,531	4,477	132,892	94,448	333,101	—	4,331,494
Other expenses	1,934,080		628,408	73,329	39	2,875	31	107,510	7,394	2,753,666
Operating (loss) income	100,674,154		(95,849,768)	738,024	(2,975,997)	1,907,537	(17,461,042)	1,628,635	(13,432)	(11,351,889)
Financing income	18,118,052		111,964	5,085,301	294,335	303,587	45,927,650	472,615	(66,658,342)	3,655,162
Financing cost	35,781,051		9,070,167	113,516	59,622	1,705,639	56,110,727	845,777	(66,671,774)	37,014,725
Derivative financial instruments (cost) income, net	3,101,430		134,318	—	50,114	(123,788)	(13,226,530)	—	—	(10,064,456)
Foreign exchange (loss) income — net	(40,337,478)		(143,297,563)	(232,514)	—	(469,194)	25,072,565	(419,055)	—	(159,683,239)
Profit sharing in associates	118,177		141,501	1,000	—	(3,405,399)	(248,337,275)	(7,991,634)	259,707,949	234,319
Total duties, taxes and other	45,955,816		—	2,048,151	14,297	1,585,992	9,179,826	320,653	—	59,104,735
Net (loss) income	Ps.	(62,532)	(247,829,715)	3,430,144	(2,705,467)	(5,078,888)	(273,315,185)	(7,475,869)	259,707,949	Ps.	(273,329,563)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	36,032,330		2,462,100	1,546,745	546,688	68,092	141,106	580,871	—	41,377,932
Depreciation of rights of use	79,551		806,040	101,379	141,115	165,334	150,632	51,979	—	1,496,030
Net periodic cost of employee benefits	9,524,925		13,625,957	2,132,369	—	(838)	8,498,722	15,399	—	33,796,534
Interest income (1)	60,432		103,461	5,881	80,210	123,309	1,669,357	357,094	—	2,399,744
Interest cost (2)	(1,289,026)		803,101	113,494	59,622	1,281,389	34,001,347	645,160	—	35,615,087

(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

For the six-month period ended June 30, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	210,208,695	391,599,929	—	81,871,944	136,828,605	—	9,983,763	—	Ps.	830,492,936
Intersegment	243,185,733		122,295,916	54,666,766	6,247,343	281,288,494	45,034,813	26,984,640	(779,703,705)	—
Services income	13,179		164,645	884,275	—	1,012,550	457	27,797	—	2,102,903
(Impairment) of wells, pipelines, properties, plant and equipment, net	(59,536,095)		(6,548,396)	—	—	—	—	—	—	(66,084,491)
Cost of sales	225,377,034		577,117,863	40,042,416	80,669,955	409,704,279	460,531	32,732,333	(733,559,272)	632,545,139
Gross income	168,494,478		(69,605,769)	15,508,625	7,449,332	9,425,370	44,574,739	4,263,867	(46,144,433)	133,966,209
Distribution, transportation and sale expenses	316,937		9,571,998	124,281	—	54,240	16,959	40,072	(2,635,132)	7,489,355
Administrative expenses	36,044,430		33,205,975	10,518,433	376,269	1,278,091	38,132,660	3,270,774	(43,342,167)	79,484,465
Other revenues	1,567,552		6,675,653	1,008,815	13,848	363,057	633,924	1,907,599	—	12,170,448
Other expenses	2,399,104		19,848	1,451	275,190	140,995	952	3,527	(170,719)	2,670,348
Operating income	131,301,559		(105,727,937)	5,873,275	6,811,721	8,315,101	7,058,092	2,857,093	3,585	56,492,489
Financing income	30,052,525		559,823	9,175,301	342,625	206,440	78,981,548	603,430	(111,697,161)	8,224,531
Financing cost	61,914,236		17,221,094	200,419	79,092	2,560,933	103,293,487	1,205,132	(111,693,576)	74,780,817
Derivative financial income (cost) income, net	7,277,345		390,478	—	—	(174,255)	(4,705,229)	—	—	2,788,339
Foreign exchange income (loss), net	120,010,658		116,517,971	180,487	—	67,687	(10,448,807)	4,348,136	—	230,676,132
Profit sharing in associates	(36,008)		2,536,741	44	—	12,703,617	113,450,915	18,693,622	(147,196,962)	151,969
Total duties, taxes and other	137,788,248		—	3,986,924	68,655	401,312	(1,147,993)	296,342	—	141,393,488
Net income	Ps.	88,903,595	(2,944,018)	11,041,764	7,006,599	18,156,345	82,191,025	25,000,807	(147,196,962)	Ps.	82,159,155
Depreciation and amortization of wells, pipelines, properties, plant and equipment	45,405,980		5,706,197	3,157,246	1,056,479	149,289	283,832	1,032,155	—	56,791,178
Depreciation of rights of use	113,458		1,587,118	211,854	—	122,344	294,821	55,982	—	2,385,577
Net periodic cost of employee benefits	18,748,351		27,211,126	4,349,264	—	2,051	16,638,728	23,002	—	66,972,522
Interest income (1)	89,075		485,865	32,888	184,924	40,456	6,133,697	365,906	—	7,332,811
Interest cost (2)	(225,250)		1,725,577	199,954	79,092	2,147,091	64,305,915	1,078,318	—	69,310,697

(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

For the three-month period ended June 30, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	110,946,624	178,768,338	—	43,120,554	73,435,364	—	6,308,660	—	Ps.	412,579,540
Intersegment	119,412,979		60,765,403	29,994,502	587,387	132,348,619	24,362,588	13,414,644	(380,886,122)	—
Services income	6,419		121,522	938,914	(222)	502,541	225	7,917	—	1,577,316
(Impairment) of wells, pipelines, properties, plant and equipment, net	(18,867,771)		(7,079,332)	—	—	—	—	—	—	(25,947,103)
Cost of sales	121,795,236		277,734,654	21,622,942	41,697,687	203,398,658	315,117	17,483,960	(355,485,478)	328,562,776
Gross income	89,703,015		(45,158,723)	9,310,474	2,010,032	2,887,866	24,047,696	2,247,261	(25,400,644)	59,646,977
Distribution, transportation and sale expenses	148,578		3,985,661	76,746	—	(25,611)	(17,883)	19,442	(1,275,636)	2,911,297
Administrative expenses	19,585,824		17,219,109	5,279,115	150,244	763,313	18,450,331	1,529,133	(23,727,740)	39,249,329
Other revenues	702,841		2,843,993	973,245	9,590	150,105	568,126	725,894	—	5,973,794
Other expenses	1,744,962		(765)	444,794	137,247	19,922	952	3,039	(406,396)	1,943,755
Operating income	68,926,492		(63,518,735)	4,483,064	1,732,131	2,280,347	6,182,422	1,421,541	9,128	21,516,390
Financing income	13,880,957		348,807	4,552,787	204,983	108,226	37,157,911	254,191	(54,298,483)	2,209,379
Financing cost	28,815,708		9,588,288	118,058	38,100	1,241,563	50,473,637	619,456	(54,289,355)	36,605,455
Derivative financial income (cost) income, net	3,050,956		174,753	—	—	(268,857)	(466,905)	—	—	2,489,947
Foreign exchange income (loss), net	54,114,570		55,403,887	106,473	—	32,713	(6,566,620)	2,268,407	—	105,359,430
Profit sharing in associates	(36,963)		1,398,321	44	—	3,121,162	39,013,523	4,551,956	(48,006,030)	42,013
Total duties, taxes and other	65,582,750		—	3,920,277	56,177	335,393	(592,463)	286,191	—	69,588,325
Net income	Ps.	45,537,554	(15,781,255)	5,104,033	1,842,837	3,696,635	25,439,157	7,590,448	(48,006,030)	Ps.	25,423,379
Depreciation and amortization of wells, pipelines, properties, plant and equipment	23,246,437		2,695,759	1,552,736	494,220	67,644	132,626	546,198	—	28,735,620
Depreciation of rights of use	43,680		811,153	115,262	(135,604)	60,417	147,410	35,600	—	1,077,918
Net periodic cost of employee benefits	9,374,176		13,702,260	2,174,632	—	459	8,319,364	11,162	—	33,582,053
Interest income (1)	47,401		329,116	(2,874)	101,007	29,474	2,178,823	147,347	—	2,830,294
Interest cost (2)	(76,444)		847,327	118,004	38,100	1,031,926	32,008,505	573,675	—	34,541,093

(1)Included in financing income.
(2)Included in financing cost.

As of December 31, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps.	909,819,796	218,747,813	274,384,409	34,058,111	235,899,424	1,850,711,295	111,621,072	(3,096,701,174)	Ps.	538,540,746
Total non-current assets	910,837,120		521,938,961	162,309,993	27,058,584	101,729,105	158,576,028	448,587,744	(566,102,945)	1,764,934,590
Total current liabilities	629,264,289		1,161,203,831	89,855,544	10,696,459	182,349,198	2,071,859,608	75,119,615	(3,096,630,883)	1,123,717,661
Total non-current liabilities	1,727,159,904		625,142,251	83,574,554	3,191,749	1,247,810	1,590,289,886	58,281,618	(1,256,151,287)	2,832,736,485
Equity (deficit), net	(535,767,277)		(1,045,659,308)	263,264,304	47,228,487	154,031,521	(1,652,862,171)	426,807,583	689,978,051	(1,652,978,810)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 7.    REVENUE

For the six- and three-month periods ended June 30, 2024 and 2023, the revenues were as follows:

A.    Revenue disaggregation

For the six-month periods ended June 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	96,756,643	—	—	75,731,697	65,649,467	—	811,609	Ps.	238,949,416
Other	36,025,623		—	—	—	13,092,036	—	222,843	49,340,502
Europe	34,799,292		—	—	—	9,149,300	—	—	43,948,592
Local	72,828		321,497,210	247,635	—	150,467,243	439	10,902,580	483,187,935
Total	Ps.	167,654,386	321,497,210	247,635	75,731,697	238,358,046	439	11,937,032	Ps.	815,426,445
2023
United States	Ps.	136,012,733	—	—	81,871,944	68,962,617	—	869,253	Ps.	287,716,547
Other	39,759,687		—	—	—	5,264,697	—	40,520	45,064,904
Europe	33,896,770		—	—	—	2,573,765	—	—	36,470,535
Local	552,684		391,764,574	884,275	—	61,040,076	457	9,101,787	463,343,853
Total	Ps.	210,221,874	391,764,574	884,275	81,871,944	137,841,155	457	10,011,560	Ps.	832,595,839
Major products and services
2024
Crude oil	Ps.	167,581,559	—	—	—	5,465,724	—	—	Ps.	173,047,283
Gas	59,629		27,504,727	—	—	8,865,441	—	—	36,429,797
Refined petroleum products	—		284,534,147	—	53,347,376	220,926,956	—	—	558,808,479
Other	—		9,281,667	—	22,384,132	2,190,121	—	11,922,829	45,778,749
Services	13,198		176,669	247,635	189	909,804	439	14,203	1,362,137
Total	Ps.	167,654,386	321,497,210	247,635	75,731,697	238,358,046	439	11,937,032	Ps.	815,426,445
2023
Crude oil	Ps.	210,131,099	—	—	—	1,955,375	—	—	Ps.	212,086,474
Gas	77,596		31,648,990	—	2,439,805	17,270,489	—	—	51,436,880
Refined petroleum products	—		357,716,951	—	539,640	117,146,844	—	—	475,403,435
Other	—		2,233,988	—	78,892,499	455,897	—	9,983,763	91,566,147
Services	13,179		164,645	884,275	—	1,012,550	457	27,797	2,102,903
Total	Ps.	210,221,874	391,764,574	884,275	81,871,944	137,841,155	457	10,011,560	Ps.	832,595,839
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	167,641,188	314,036,908	247,635	75,731,508	237,448,242	—	11,922,829	Ps.	807,028,310
Products and services transferred over the time	13,198		7,460,302	—	189	909,804	439	14,203	8,398,135
Total	Ps.	167,654,386	321,497,210	247,635	75,731,697	238,358,046	439	11,937,032	Ps.	815,426,445
2023
Products transferred at a point in time	Ps.	210,208,695	381,329,360	884,275	81,871,944	136,828,605	—	9,983,763	Ps.	821,106,642
Products and services transferred over the time	13,179		10,435,214	—	—	1,012,550	457	27,797	11,489,197
Total	Ps.	210,221,874	391,764,574	884,275	81,871,944	137,841,155	457	10,011,560	Ps.	832,595,839

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

For the three-month periods ended June 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	48,224,823	—	—	36,444,125	32,925,569	—	340,753	Ps.	117,935,270
Other	17,168,338		—	—	—	8,191,343	—	109,926	25,469,607
Europe	14,963,126		—	—	—	4,181,483	—	—	19,144,609
Local	32,633		163,006,359	125,330	—	80,945,403	229	2,868,626	246,978,580
Total	Ps.	80,388,920	163,006,359	125,330	36,444,125	126,243,798	229	3,319,305	Ps.	409,528,066
2023
United States	Ps.	69,342,075	—	—	43,120,332	34,568,985	—	400,358	Ps.	147,431,750
Other	22,290,415		—	—	—	3,245,955	—	27,773	25,564,143
Europe	18,818,524		—	—	—	1,858,790	—	—	20,677,314
Local	502,029		178,889,860	938,914	—	34,264,175	225	5,888,446	220,483,649
Total	Ps.	110,953,043	178,889,860	938,914	43,120,332	73,937,905	225	6,316,577	Ps.	414,156,856
Major products and services
2024
Crude oil	Ps.	80,356,287	—	—	—	1,671,627	—	—	Ps.	82,027,914
Gas	25,571		10,779,929	—	—	3,039,975	—	—	13,845,475
Refined petroleum products	—		142,925,672	—	24,604,116	118,997,748	—	—	286,527,536
Other	—		9,171,086	—	11,839,820	2,120,968	—	3,312,152	26,444,026
Services	7,062		129,672	125,330	189	413,480	229	7,153	683,115
Total	Ps.	80,388,920	163,006,359	125,330	36,444,125	126,243,798	229	3,319,305	Ps.	409,528,066
2023
Crude oil	Ps.	110,912,923	—	—	—	1,274,349	—	—	Ps.	112,187,272
Gas	33,701		13,975,569	—	2,439,805	6,791,280	—	—	23,240,355
Refined petroleum products	—		164,464,485	—	(34,383,489)	65,086,715	—	—	195,167,711
Other	—		328,284	—	75,064,238	283,020	—	6,308,660	81,984,202
Services	6,419		121,522	938,914	(222)	502,541	225	7,917	1,577,316
Total	Ps.	110,953,043	178,889,860	938,914	43,120,332	73,937,905	225	6,316,577	Ps.	414,156,856
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	80,381,858	160,964,803	125,330	36,443,936	125,830,318	—	3,312,152	Ps.	407,058,397
Products and services transferred over the time	7,062		2,041,556	—	189	413,480	229	7,153	2,469,669
Total	Ps.	80,388,920	163,006,359	125,330	36,444,125	126,243,798	229	3,319,305	Ps.	409,528,066
2023
Products transferred at a point in time	Ps.	110,946,624	225,728,523	938,914	43,120,554	73,435,364	—	6,308,660	Ps.	460,478,639
Products and services transferred over the time	6,419		(46,838,663)	—	(222)	502,541	225	7,917	(46,321,783)
Total	Ps.	110,953,043	178,889,860	938,914	43,120,332	73,937,905	225	6,316,577	Ps.	414,156,856

Nature, performance obligations and timing of revenue recognition-

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to two months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially estimating variables such as quality and volume claims, delays in boarding, etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.
The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”).

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Products / services	Nature, performance obligations	Timing of revenue recognition
Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

B.    Accounts receivable in the statement of financial position

As of June 30, 2024 and December 31, 2023, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps.130,341,132 and Ps.111,394,431, respectively (see Note 10).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

C.    Practical expedients

i.    Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii.    Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

D. The Automotive Incentive

On March 4, 2022, the Mexican Government published a decree in the Official Gazette of the Federation establishing a tax incentive pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which gasoline is traded in the domestic market, effective until December 31, 2024. The automotive incentive is included in the domestic revenues line item in the Statement of Comprehensive Income.

NOTE 8.    FINANCIAL INSTRUMENTS

A.    Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of June 30, 2024 and December 31, 2023. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of June 30, 2024	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Derivative financial instruments	8,874,917	—	—	—	—	8,874,917	—	8,874,917	—	8,874,917
Equity instruments (1)	—	—	552,355	—	—	552,355	—	552,355	—	552,355
Total	8,874,917	—	552,355	—	—	9,427,272

Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	66,735,531	—	66,735,531	—	—	—	—
Customers	—	—	—	130,341,132	—	130,341,132	—	—	—	—
Officials and employees	—	—	—	5,852,347	—	5,852,347	—	—	—	—
Sundry debtors	—	—	—	40,836,160	—	40,836,160	—	—	—	—
Investments in associates	—	—	—	2,053,711	—	2,053,711	—	—	—	—
Notes receivable	—	—	—	995,269	—	995,269	—	—	—	—
Mexican Government Bonds	—	—	—	53,293,310	—	53,293,310	52,166,173	—	—	52,166,173
Other assets	—	—	—	5,347,634	—	5,347,634	—	—	—	—
Total	—	—	—	305,455,094	—	305,455,094

Financial liabilities measured at fair value
Derivative financial instruments	(54,298,400)	—	—	—	—	(54,298,400)	—	(54,298,400)	—	(54,298,400)
Total	(54,298,400)	—	—	—	—	(54,298,400)

Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(362,517,039)	(362,517,039)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(94,738,999)	(94,738,999)	—	—	—	—
Leases	—	—	—	—	(45,389,051)	(45,389,051)	—	—	—	—
Debt	—	—	—	—	(1,826,548,627)	(1,826,548,627)	—	(1,618,209,028)	—	(1,618,209,028)
Total	—	—	—	—	(2,329,193,716)	(2,329,193,716)
(1) Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2023	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Derivative financial instruments	9,926,384	—	—	—	—	9,926,384	—	9,926,384	—	9,926,384
Equity instruments (1)	—	—	552,355	—	—	552,355	—	552,355	—	552,355
Total	9,926,384	—	552,355	—	—	10,478,739

Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	68,747,376	—	68,747,376	—	—	—	—
Customers	—	—	—	111,394,431	—	111,394,431	—	—	—	—
Officials and employees	—	—	—	5,633,492	—	5,633,492	—	—	—	—
Sundry debtors	—	—	—	35,253,635	—	35,253,635	—	—	—	—
Investments in associates	—	—	—	1,854,803	—	1,854,803	—	—	—	—
Notes receivable	—	—	—	1,179,706	—	1,179,706	—	—	—	—
Mexican Government Bonds	—	—	—	64,132,418	—	64,132,418	62,731,992	—	—	62,731,992
Other assets	—	—	—	6,109,398	—	6,109,398	—	—	—	—
Total	—	—	—	294,305,259	—	294,305,259

Financial liabilities measured at fair value
Derivative financial instruments	(36,494,962)	—	—	—	—	(36,494,962)	—	(36,494,962)	—	(36,494,962)
Total	(36,494,962)	—	—	—	—	(36,494,962)

Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(368,345,849)	(368,345,849)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(83,646,764)	(83,646,764)	—	—	—	—
Leases	—	—	—	—	(41,848,333)	(41,848,333)	—	—	—	—
Debt	—	—	—	—	(1,794,470,357)	(1,794,470,357)	—	(1,577,509,797)	—	(1,577,509,797)
Total	—	—	—	—	(2,288,311,303)	(2,288,311,303)
(1) Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

B.     Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

C.     Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value, or Mark-to-Market (MtM), represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black Scholes Model, and for crude oil options, through the Levy Model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the MtM of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables since, through time, asset flows are offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D.    Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the condensed consolidated interim financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of June 30, 2024, and December 31, 2023, the net fair value of PEMEX’s DFIs, including embedded derivatives DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in the condensed consolidated interim statement of financial position, was Ps. (45,423,483) and Ps. (26,568,577), respectively. As of June 30, 2024, and December 31, 2023, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

For the six-month periods ended June 30, 2024, and 2023, PEMEX recognized a net (loss) gain of Ps.(15,783,317) and Ps.2,788,339, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes (the loss as of June 30, 2024, includes the loss from the cancellation of the embedded derivative).

In accordance with established accounting policies, PEMEX has analyzed the different non-financial contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of June 30, 2024, and December 31, 2023, PEMEX did not recognize any embedded derivatives (foreign currency or index) in the non-financial contracts.

As of December 31, 2023, PEMEX had recognized a favorable implicit forward of Ps.194,194 contained in an FX Single Cross Currency Swap contract, which expired in February 2024. As of June 30, 2024, PEMEX did not recognize the effects from embedded derivatives in the financial contracts.

E.    IBOR reference rates transition

As a result of the decision made by the Financial Stability Board (“FSB”), the Interbank Offered Rates (“IBORs”), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M” and twelve months “12M”) or the EURIBOR in Euros, ceased being published in 2022 and were replaced by alternative reference rates, based on risk-free rates (“RFRs”) obtained from market operations.

The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars, (over-night “O/N”, one month “1M”, three months “3M”, six months “6M” and twelve months "12M").

Therefore, PEMEX reviewed contracts expiring after the applicable discontinuation dates, that could be impacted by the change in the aforementioned rates and has carried out all the relevant negotiations with its counterparts to establish the new rates in their contracts.

As of December 31, 2023, PEMEX amended the financial instruments referenced to IBOR variable rates and has established the corresponding financial instruments referenced to RFR.

Furthermore, because of the reference rate transition based on RFR, PEMEX has adopted the policy of not entering into new DFIs referenced to IBOR rates. Additionally, the construction of the discount curves that PEMEX uses to calculate the fair value of its DFIs includes financial instruments referenced to the corresponding currency RFR now applied.

As a result of the policy, from 2021 to June 30, 2024, PEMEX only contracted financing operations in U.S. dollars at floating rates linked to the new RFR rates.

In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

		*Notional Amounts As of June 30, 2024
	Reference Rate	(in thousands of Mexican pesos)
Debt	TIIE 28D MXN	191,014,074
	TIIE 91D MXN	13,801,317
DFI	TIIE 28D MXN	31,733,673

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

*Note: Notional amounts with maturity after June 30, 2024.

Regarding this matter, Banco de México (the Mexican Central Bank) announced that the 28-day TIIE will cease to be a reference for new contracts starting from January 1, 2025. Similarly, the 91-day and 182-day TIIE ceased to be references for new contracts starting from January 1, 2024. Petróleos Mexicanos will take the necessary steps to modify the contracts referenced to TIIE rates in accordance with the modifications announced by Banco de México.

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the table above since PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.

According to the general market practice, PMI Trading credit agreements include the new language to use the Secured Overnight Funding Rate (SOFR) as the benchmark rate.

NOTE 9.    CASH AND CASH EQUIVALENTS

As of June 30, 2024 and December 31, 2023, cash and cash equivalents were as follows:

	June 30, 2024		December 31, 2023
Cash on hand and in banks (1)	Ps.	45,387,244	Ps.	45,728,321
Highly liquid investments (2)	21,348,287		23,019,055
Total of cash and cash equivalents	Ps.	66,735,531	Ps.	68,747,376

(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term investments.

NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE

As of June 30, 2024 and December 31, 2023, accounts receivable and other receivables were as follows:

A.Customers

	June 30, 2024		December 31, 2023
Domestic customers, net	Ps.	88,799,646	Ps.	79,069,658
Export customers, net	41,541,486		32,324,773
Total customers, net	Ps.	130,341,132	Ps.	111,394,431

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

B.Other financial and non-financial accounts receivable

	June 30, 2024		December 31, 2023
Financial assets:
Sundry debtors (1)	Ps.	40,836,160	Ps.	35,253,635
Employees and officers	5,852,347		5,633,492
Total financial assets	Ps.	46,688,507	Ps.	40,887,127
Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps.	69,013,916	Ps.	155,336,028
Special Tax on Production and Services	6,313,278		2,603,657
Other accounts receivable	3,616,062		5,139,993
Total non-financial assets	Ps.	78,943,256	Ps.	163,079,678

(1)Includes Ps.(898,072) and Ps.(827,739) of impairment, as of June 30, 2024 and December 31, 2023, respectively.

NOTE 11.    INVENTORIES

As of June 30, 2024 and December 31, 2023, inventories were as follows:

	June 30, 2024		December 31, 2023
Refined and petrochemicals products	Ps.	45,560,793	Ps.	51,455,826
Crude oil	28,227,592		28,428,427
Products in transit	22,955,930		25,510,618
Materials and products in stock	6,640,238		5,870,013
Gas and condensate products	149,592		160,180
Materials in transit	24,060		610,928
	Ps.	103,558,205	Ps.	112,035,992

NOTE 12.    INVESTMENTS IN ASSOCIATES

A.The investments in associates as of June 30, 2024 and December 31, 2023 were as follows:

	Percentage of investment	June 30, 2024		December 31, 2023
Sierrita Gas Pipeline LLC	35.00%	Ps.	877,307	Ps.	879,616
Frontera Brownsville, LLC.	50.00%	381,253		354,691
Administración del Sistema Portuario Nacional Dos Bocas, S. A. de C.V.	40.00%	226,606		74,529
Texas Frontera, LLC.	50.00%	204,788		178,421
Other, net	Various	198,668		183,898
CH4 Energía, S. A. de C.V.	50.00%	165,089		183,648
		Ps.	2,053,711	Ps.	1,854,803

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
Profit sharing in associates:

	Six-month periods ended June 30,
	2024		2023
Administración del Sistema Portuario Nacional Dos Bocas, S.A. de C.V.	Ps.	152,078	Ps.	21,256
Sierrita Gas Pipeline LLC	42,092		28,753
Other, net	34,707		46,128
CH4 Energía S.A. de C.V.	21,441		22,970
Texas Frontera, LLC.	17,304		31,239
Ductos el Peninsular, S. A. P. I. de C. V.	1,024		—
Frontera Brownsville, LLC.	(3,430)		1,623
Profit sharing in associates	Ps.	265,216	Ps.	151,969

	Three-month periods ended June 30,
	2024		2023
Administración del Sistema Portuario Nacional Dos Bocas, S.A. de C.V.	Ps.	138,860	Ps.	(9,042)
Sierrita Gas Pipeline LLC	42,092		(778)
Other, net	34,707		20,729
Texas Frontera, LLC.	9,812		19,351
CH4 Energía S.A. de C.V.	9,024		11,049
Ductos el Peninsular, S. A. P. I. de C. V.	1,024		—
Frontera Brownsville, LLC.	(1,200)		704
Profit sharing in associates	Ps.	234,319	Ps.	42,013

B.    Additional information about the significant investments in associates is presented below:

•Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

•CH4 Energía, S.A. de C.V. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•Administración del Sistema Portuario Nacional Dos Bocas S.A. de C.V. (previously Administración Portuaria Integral de Dos Bocas, S.A. de C.V.). This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 13.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

As of June 30, 2024, 2023 and December 31, 2023, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2023	Ps.	1,053,836,879	14,840,995	493,683,632	1,586,407,714	73,865,712	420,363,210	50,809,657	29,297,417	374,025,584	53,125,295	Ps.	4,150,256,095
Acquisitions	7,406,760		2,130,670	651,070	14,987,680	6,740	773,510	839,640	2,162,760	97,051,190	140,930	126,150,950
Reclassifications	412,300		—	103,360	2,967,760	(176,590)	—	39,610	(60)	(124,960)	—	3,221,420
Capitalization	6,420,470		—	6,050,860	46,219,390	246,960	4,491,700	456,050	38,040	(63,923,470)	—	—
Disposals	(619,260)		(511,310)	(130,210)	(1,094,130)	(49,390)	—	(371,460)	(13,330)	(2,310,810)	(600)	(5,100,500)
Translation effect	(16,417,790)		—	(195,880)	—	(1,222,840)	—	(83,550)	(522,430)	(28,659,120)	(304,280)	(47,405,890)
Balances as of June 30, 2023	Ps.	1,051,039,359	16,460,355	500,162,832	1,649,488,414	72,670,592	425,628,420	51,689,947	30,962,397	376,058,414	52,961,345	Ps.	4,227,122,075
Balances as of January 1, 2023	Ps.	1,053,836,879	14,840,995	493,683,632	1,586,407,714	73,865,712	420,363,210	50,809,657	29,297,417	374,025,584	53,125,295	Ps.	4,150,256,095
Acquisitions	24,218,720		5,271,100	4,266,300	36,368,940	24,280	2,164,860	2,564,910	3,447,500	249,698,512	140,930	328,166,052
Reclassifications	3,396,480		—	103,670	2,967,760	(197,220)	(2,648,540)	(246,280)	1,000	3,855,890	—	7,232,760
Capitalization	15,580,570		—	15,121,590	71,789,810	1,739,570	7,966,840	1,119,100	883,390	(114,200,870)	—	—
Disposals	(8,316,930)		(1,198,300)	(21,457,210)	(2,321,630)	(52,680)	(2,587,350)	(611,940)	(78,490)	(1,360,990)	(37,300)	(38,022,820)
Translation effect	(17,728,270)		—	(273,420)	—	(1,423,660)	—	(90,310)	(562,380)	(31,513,360)	(340,630)	(51,932,030)
Balances as of December 31, 2023	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	Ps.	4,395,700,057
Acquisitions	4,184,350		3,992,350	2,495,830	23,945,850	6,970	34,420	876,130	429,130	92,933,750	—	128,898,780
Reclassifications	596,770		—	488,180	1,148,690	51,250	(550,380)	309,580	51,810	(7,470)	—	2,088,430
Capitalization	15,917,040		—	219,830	30,853,870	906,090	—	292,640	26,830	(48,243,720)	27,420	—
Disposals	(552,510)		—	(990)	—	(13,500)	—	(883,250)	(209,220)	(3,430,000)	(5,080)	(5,094,550)
Translation effect	10,789,180		—	(827,820)	—	865,680	—	66,190	324,360	16,092,850	196,530	27,506,970
Balances as of June 30, 2024	Ps.	1,101,922,279	22,906,145	493,819,592	1,751,161,004	75,772,492	424,743,060	54,206,427	33,611,347	537,850,176	53,107,165	Ps.	4,549,099,687

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Accumulated depreciation and amortization
Balances as of January 1, 2023	Ps.	(789,443,853)	(6,593,644)	(264,441,515)	(1,260,106,083)	(47,796,496)	(294,192,090)	(45,932,403)	(15,664,032)	(57,335,129)	—	Ps.	(2,781,505,245)
Depreciation and amortization	(16,425,970)		(403,660)	(6,395,380)	(25,684,940)	(956,350)	(5,500,690)	(728,730)	(695,458)	—	—	(56,791,178)
Reclassifications	(405,220)		—	(103,360)	(2,989,670)	309,120	—	(32,350)	60	—	—	(3,221,420)
(Impairment)	(17,687,630)		—	(5,426,790)	(32,382,700)	—	(25,066,390)	—	—	(368,181)	—	(80,931,691)
Reversal of impairment	9,514,200		—	329,110	532,450	—	—	—	—	4,471,440	—	14,847,200
Disposals	222,630		219,120	109,680	740,570	—	—	349,170	4,384	—	—	1,645,554
Translation effect	9,325,760		—	180,200	—	610,030	—	50,820	87,700	—	—	10,254,510
Balances as of June 30, 2023	Ps.	(804,900,083)	(6,778,184)	(275,748,055)	(1,319,890,373)	(47,833,696)	(324,759,170)	(46,293,493)	(16,267,346)	(53,231,870)	—	Ps.	(2,895,702,270)
Balances as of January 1, 2023	Ps.	(789,443,853)	(6,593,644)	(264,441,515)	(1,260,106,083)	(47,796,496)	(294,192,090)	(45,932,403)	(15,664,032)	(57,335,129)	—	Ps.	(2,781,505,245)
Depreciation and amortization	(33,219,850)		(714,350)	(12,824,020)	(73,618,580)	(1,858,330)	(12,164,310)	(1,645,720)	(1,510,116)	—	—	(137,555,276)
Reclassifications	45,407,770		—	(46,118,320)	(6,926,040)	327,930	109,160	(12,330)	74,390	(95,320)	—	(7,232,760)
(Impairment)	(45,202,986)		—	(22,452,490)	(55,380,990)	—	(26,134,930)	—	—	(4,808,840)	—	(153,980,236)
Reversal of impairment	19,244,900		—	18,153,170	52,926,380	23,570	29,485,650	10,100	33,078	5,305,870	—	125,182,718
Disposals	7,510,670		411,410	18,624,270	1,216,350	41,730	2,064,410	587,800	55,608	—	—	30,512,248
Translation effect	10,150,720		—	196,130	—	693,390	—	57,640	102,780	—	—	11,200,660
Balances as of December 31, 2023	Ps.	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	Ps.	(2,913,377,891)
Depreciation and amortization	(16,226,649)		(350,870)	(5,582,490)	(42,484,220)	(876,000)	(7,073,410)	(797,140)	(867,850)	—	—	(74,258,629)
Reclassifications	(117,840)		—	(488,180)	(1,148,790)	(18,750)	46,270	(309,430)	(51,810)	100	—	(2,088,430)
(Impairment)	(37,860,556)		—	(4,202,050)	(7,932,150)	—	(2,393,760)	—	—	(1,428,080)	—	(53,816,596)
Reversal of impairment	8,301,490		—	2,143,360	14,728,060	—	5,537,470	62,440	—	5,494,785	—	36,267,605
Disposals	437,904		—	970	—	6,200	—	880,180	130,944	—	—	1,456,198
Translation effect	(6,453,850)		—	834,640	—	(404,820)	—	(32,060)	(74,000)	—	—	(6,130,090)
Balances as of June 30, 2024	Ps.	(837,472,130)	(7,247,454)	(316,156,525)	(1,378,726,063)	(49,861,576)	(304,715,540)	(47,130,923)	(17,771,008)	(52,866,614)	—	Ps.	(3,011,947,833)
Wells, pipelines, properties, plant and equipment—net as of June 30, 2023	Ps.	246,139,276	9,682,171	224,414,777	329,598,041	24,836,896	100,869,250	5,396,454	14,695,051	322,826,544	52,961,345	Ps.	1,331,419,805
Wells, pipelines, properties, plant and equipment—net as of December 31, 2023	Ps.	285,434,820	12,017,211	182,581,787	353,323,631	25,387,796	124,426,910	6,610,224	16,080,145	423,571,347	52,888,295	Ps.	1,482,322,166
Wells, pipelines, properties, plant and equipment—net as of June 30, 2024	Ps.	264,450,149	15,658,691	177,663,067	372,434,941	25,910,916	120,027,520	7,075,504	15,840,339	484,983,562	53,107,165	Ps.	1,537,151,854
Depreciation rates	3 to 5%		5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—
(1)Mainly wells, pipelines and plants.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
A.For the six-month periods ended June 30, 2024 and 2023, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps.4,767,020, and Ps.2,389,748, respectively. Financing cost rates during the six-month periods ended June 30, 2024 and 2023 were 7.82% to 18.68%, and 6.47% to 7.54%, respectively.

B.The combined depreciation of fixed assets and amortization of wells for the six-month periods ended June 30, 2024 and 2023, recognized in operating costs and expenses, was Ps.74,258,629 and Ps.56,791,178, respectively. These figures include Ps.91,114 and Ps.30,330 for oil and gas production assets and costs related to plugging and abandonment of wells for the six-month periods ended June 30, 2024 and 2023, respectively.

C.As of June 30, 2024 and December 31, 2023, provisions relating to future plugging of wells costs amounted to Ps.69,121,263 and Ps.61,117,106, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

D.For the six-month periods ended June 30, 2024 and 2023, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps.21,376,880 and Ps.(37,151,380), respectively, which was mainly plant.

E.During the six-month periods ended June 30, 2024 and 2023, PEMEX recognized a net (impairment) of Ps.(17,548,991) and Ps.(66,084,491), respectively, which is presented as a separate line item in the condensed consolidated interim statement of comprehensive income as follows:

	For the six-month periods ended June 30,
	2024		2023
	(Impairment) / Reversal of impairment, net
Pemex Industrial Transformation	Ps.	(36,392,092)	Ps.	(6,548,396)
Pemex Logistics	(171,830)		—
Pemex Exploration and Production	19,014,931		(59,536,095)
(Impairment), net	Ps.	(17,548,991)	Ps.	(66,084,491)

Cash-Generating Unit of Pemex Exploration and Production

During the six-month periods ended June 30, 2024 and 2023, Pemex Exploration and Production recognized a reversal of impairment and net (impairment) of Ps.19,014,931 and Ps.(59,536,095), respectively, shown by CGUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	2024		2023
Cantarell	Ps.	15,095,434	Ps.	(2,851,694)
Aceite Terciario del Golfo	7,032,771		(6,634,837)
Lakach	2,845,690		2,905,272
Ayin Alux	2,516,348		—
Tamaulipas Constituciones	1,665,580		(742,705)
Arenque	1,185,779		(528,440)
Burgos	546,186		(5,995,860)
Antonio J. Bermúdez	385,159		(1,139,810)
Poza Rica	108,370		(751,664)
Cuenca Macuspana	35,600		(70,075)
Cárdenas Mora CEE	—		3,805
Chuc	—		(19,216,570)
Crudo Ligero Marino	—		(7,863,676)
Ixtal - Manik	—		(4,837,174)
Santuario CEE	—		(112,355)
Misión CEE	(78,381)		(28,177)
Ogarrio Magallanes	(3,939,798)		(6,448,126)
Tsimin Xux	(8,383,807)		(5,224,009)
Total	Ps.	19,014,931	Ps.	(59,536,095)

As of June 30, 2024 Pemex Exploration and Production recognized a net reversal of impairment of Ps.19,014,931 mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps.44,797,611 mainly in the Cantarell, Aceite Terciario del Golfo and Tamaulipas Constituciones CGUs; (ii) a positive effect of Ps.18,466,156, due to the fluctuations of the exchange rate from Ps.16.9220 = U.S.$1.00 as of December 31, 2023, to Ps.18.3773 = U.S.$1.00 as of June 30, 2024; and (iii) an increase in production profiles volume in the barrel of crude oil equivalent generating a positive effect of Ps.11,465,783, due to changes in operational strategy such as the case of the Cantarell CGU in the exploitation of the gas cap. These effects were partially offset by (i) an increase in the discount rate of Ps.37,235,627, from 9.93% in December 31, 2023 to 10.44% in June 30, 2024; (ii) a negative tax effect of Ps.11,496,977, due to an increase in tax base, resulting from higher prices and volume at the Tsimin Xux and Ogarrio – Magallanes CGUs; and (iii) higher expenses in the period generating a negative result of Ps.6,982,015, mainly Tsimin Xux and Ogarrio – Magallanes CGUs.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
As of June 30, 2023, Pemex Exploration and Production recognized a net impairment of Ps.(59,536,095) mainly due to: (i) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps.83,067,440, mainly in the Chuc, Crudo Ligero Marino, Tsimin Xux and Ixtal-Manik CGUs; (ii) the negative effect due to an exchange rate of Ps.31,854,861, from Ps.19.4143 = U.S.$1.00 as of December 31, 2022, to Ps.17.0720 = U.S.$1.00 as of June 30, 2023 and (iii) an increase in the discount rate of Ps.13,119,343, from 9.31% in December 31, 2022 to 10.42% in June 30, 2023, due to the increase in the debt component in the Weighted Average Cost of Capital (“WAAC”) derived from the rise in global interest rates, which impacted PEMEX's benchmark rates that oil and gas industry uses to determine these discount rates. These effects were partially offset by (i) a positive effect of Ps.42,858,913 due to an increase in crude oil prices; (ii) a positive tax effect of Ps.23,439,232, due to the decrease in production profiles volume in the barrel of crude oil equivalent and (iii) a positive effect of Ps.2,207,404 due to lower freight and distribution costs.

The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

As of June 30
	2024	2023
Average crude oil price	65.81 U.S.$/bl	61.72 U.S.$/bl
Average gas price	4.92 U.S.$/mpc	4.96 U.S.$/mpc
Average condensates price	74.92 U.S.$/bl	67.57 U.S.$/bl
After-tax discount rate	10.44% annual	10.42% annual

For the six-month periods ended June 30, 2024 and 2023, the total forecast production, calculated with a horizon of 25 years, was 6,682 billion barrels per day (Bbd) and 6,685 Bbd per day of crude oil equivalent, respectively.

Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
As of June 30, 2024 and 2023, values in use for CGU are:

	2024		2023
Chuc	Ps.	62,681,511	Ps.	36,565,512
Aceite Terciario del Golfo	34,325,751		37,276,319
Crudo Ligero Marino	33,518,405		17,206,881
Cantarell	33,149,103		—
Ogarrio Magallanes	28,348,410		24,027,128
Antonio J. Bermúdez	25,737,767		8,654,361
Tsimin Xux	24,453,758		27,851,730
Ixtal - Manik	13,840,302		6,472,463
Poza Rica	6,716,573		5,500,551
Tamaulipas Constituciones	6,024,454		1,931,129
Ayin Alux	4,955,853		—
Lakach	4,086,521		3,328,644
Burgos	3,776,739		7,399,377
Arenque	3,658,416		4,084,877
Cuenca de Macuspana	593,807		—
Total	Ps.	285,867,370	Ps.	180,298,972

Cash-Generating Units of Pemex Industrial Transformation

As of June 30, 2024 and 2023, Pemex Industrial Transformation recognized a net impairment of Ps.(36,392,092) and Ps.(6,548,396), respectively, shown by CGUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	2024		2023
Minatitlán Refinery	Ps.	(15,146,588)	Ps.	(4,558,203)
Ciudad Pemex Gas Processor Complex	(5,265,217)		—
Madero Refinery	(5,039,912)		(10,210,354)
Cactus Gas Processor Complex	(2,983,894)		—
Cosoleacaque Petrochemical Complex	(1,985,563)		(1,301,741)
Gas Burgos Gas Processor Complex	(1,729,422)		(808,931)
Morelos Petrochemical Complex	(1,179,313)		3,208,249
Nuevo Pemex Gas Processor Complex	(1,141,900)		1,080,820
Coatzacoalcos Gas Processor Complex	(952,880)		—
Cangrejera Ethylene Complex	(486,975)		—
La Venta Gas Processor Complex	(450,034)		—
Tula Refinery	(108,056)		—
Matapionche Gas Processor Complex	(45,226)		(156,642)
Gas Arenque Processor Complex	(2,420)		(104,647)
Cangrejera Petrochemical Complex	106		524,059
Salamanca Refinery	393		5,750,652
Pajaritos Ethylene Complex	55,743		—
Gas Poza Rica Processor Complex	69,066		28,342
Total	Ps.	(36,392,092)	Ps.	(6,548,396)

As of June 30, 2024, Pemex Industrial Transformation recognized a net impairment of Ps.(36,392,092) due to a (i) decrease in estimated gross income as a result of adverse operation conditions and market situation; (ii) an increase in the discount rate of CGUs of refined products from 13.68% as of December 31, 2023 to 14.50% as of June 30, 2024, and (iii) variations in the exchange rate used in the projected cash-flows from Ps.16.9220 = U.S.$1.00 as of December 31, 2023 to Ps.18.3773 = U.S. $1.00 as of June 30, 2024.

As of June 30, 2023, the net impairment of Ps.(6,548,396) was due to a negative effect due to an exchange rate of Ps.19.4143 = U.S.$1.00 as of December 31, 2022 to Ps.17.0720 = U.S.$1.00 as of June 30, 2023. These effects were partially offset by (i) an improvement in production levels as a result of application of rehabilitation program and (ii) a slight decrease in the discount rate of CGUs of refined products by 14.16% as of December 31, 2022 to 14.10% as of June 30, 2023.

To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	As of June 30,
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	Refining		Gas		Petrochemicals		Ethylene		Fertilizers
Average crude oil Price (U.S.$)	105.12	75.2	N.A.		N.A.		N.A.		N.A.
Processed volume (1)	1,029 mbd	903 mbd	2,424 mmpcd of humid gas	2,575 mmpcd of humid gas	Variable because the load inputs are diverse		Variable because the load inputs are diverse		Variable because the load inputs are diverse
Rate of U.S.$	18.3773	17.072	18.3773	17.072	18.3773	17.072	18.3773	17.072	18.3773	17.072
Useful lives of the cash-generating units (year average)	11	11	6	6	5	5	5	5	5	5
Pre-tax discount rate	14.50%	14.10	14.12%	13.26%	10.85%	10.46%	10.85%	10.46%	11.87%	13.05%
Period (2)	2024-2034	2023-2033	2024-2029	2023-2028	2024-2028	2023-2027	2024-2028	2023-2027	2024-2028	2023-2027

(1)Average of the first four years.
(2)The first five years are projected and stabilize at year six.
N.A. = Not applicable

CGUs in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of June 30, 2024 and 2023, the value in use for the impairment of fixed assets was as follows:

	2024		2023
Salina Cruz Refinery	Ps.	79,920,687	Ps.	44,338,748
Tula Refinery	47,008,486		55,664,585
Salamanca Refinery	36,234,540		28,617,019
Nuevo Pemex Gas Processor Complex	6,734,674		27,965,299
Ciudad Pemex Gas Processor Complex	6,278,504		—
Cactus Gas Processor Complex	4,360,278		—
La Venta Gas Processor Complex	980,146		—
Coatzacoalcos Gas Processor Complex	905,502		—
Madero Refinery	—		730,425
Burgos Gas Processor Complex	—		965,475
Morelos Petrochemicals Complex	—		2,969,979
Cosoleacaque Petrochemical Complex	—		858,643
Total	Ps.	182,422,817	Ps.	162,110,173

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Cash-Generating Units of Pemex Logistics

During the six-month period ended June 30, 2024, Pemex Logistics recognized a net impairment of Ps.(171,830) due to: an increase in the discount rate used for the project future cash flows in storage terminals from 14.80% as of December 31, 2023 to 15.62% as of June 30, 2024.

CGU in Pemex Logistics are storage terminals, pipelines and transport equipment. The recoverable amounts of Ps.67,999,814 of the assets as of June 30, 2024, corresponding to the discounted cash flows at the rate of 15.62% and 17 years of useful live.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 14. INTANGIBLE ASSETS, NET

As of June 30, 2024 and December 31, 2023, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps.22,225,979 and Ps.20,350,819, respectively:

A.Wells unassigned to a reserve

	As of June 30,
	2024		2023
Wells unassigned to a reserve:
Balance at the beginning of the year	Ps.	18,940,360	Ps.	28,388,655
Additions to construction in progress	15,850,475		18,994,442
Transfers against expenses	(10,836,456)		(15,667,953)
Transfers against fixed assets	(3,368,473)		(10,669,293)
Balance at the end of the period	Ps.	20,585,906	Ps.	21,045,851

As of June 30, 2024 and 2023, PEMEX recognized expenses related to unsuccessful wells of Ps.18,453,255 and Ps.17,105,924 respectively, directly in its statement of comprehensive income.

B.Other intangible assets

Other intangible assets are mainly licenses, exploration expenses, evaluation of assets and concessions.

	As of June 30,
	2024		2023
Balance at the beginning of the year	Ps.	1,410,459	Ps.	1,636,280
Additions	324,725		297,387
Effects of foreign exchange	80,963		(161,042)
Amortization	(176,074)		(196,096)
Balance at the end of the period	Ps.	1,640,073	Ps.	1,576,529

NOTE 15. GOVERNMENT BONDS AND OTHER ASSETS

A.Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of June 30, 2024 and December 31, 2023:

	June 30, 2024		December 31, 2023
Government Bonds (1)	Ps.	53,293,310	Ps.	64,132,418
Less: current portion of Government Bonds, net of expected credit losses	28,531,855		28,637,314
Total long-term of Government bonds	Ps.	24,761,455	Ps.	35,495,104
(1)As of June 30, 2024 and December 31, 2023, includes an expected credit loss of Ps. 4,649, for both periods.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
As of November 19, 2020, the value of the Government Bonds was Ps.128,786,611, and the liability was Ps.95,597,610.

On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps.95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the FOLAPE for payments related to its pension and retirement plan obligations.

During the period from January 1 to June 30, 2024, interest income generated by the Government Bonds amounted to Ps.2,736,903, of which Petróleos Mexicanos received payments in the amount of Ps.2,764,716. During the period from January 1 to June 30, 2023, interest income generated by the Government Bonds amounted to Ps.3,985,217, of which Petróleos Mexicanos received payments in the amount of Ps.4,547,770.

As of June 30, 2024 and December 31, 2023, the Government Bonds consist of 9 and 12 series of development bonds (D Bonds and M Bonds) issued by the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) with maturities between 2024 and 2026, at nominal values of Ps.53,143,153 and Ps.63,875,778, respectively.

As of June 30, 2024 and December 31, 2023, the fair value of the transferred assets was Ps.52,166,173 and Ps.62,731,992, respectively and the fair value of the associated liabilities was Ps.51,738,210 and Ps.49,317,793 respectively, resulting in a net position of Ps.427,963 and Ps.13,414,199, respectively.

As of June 30, 2024 and December 31, 2023, the recorded liability was Ps.51,443,540 (Ps.51,217,925 of principal and Ps. 225,615 of interest) and Ps.59,364,989 (Ps.58,741,483 of principal and Ps.623,506 of interest), respectively.

The roll-forward of the Government Bonds is as follows:

	As of June 30,
	2024		2023
Balance as of the beginning of the year	Ps.	64,132,418	Ps.	110,179,517
Government Bonds collected (1)	(10,732,626)		(27,901,421)
Accrued interests	2,736,903		3,985,217
Interests received from bonds	(2,764,716)		(4,547,770)
Impact of the valuation of bonds in UDIs	—		109,585
Amortized cost	(79,616)		270,498
Reversal of impairment of bonds	947		2,546
Balance at the end of the period	Ps.	53,293,310	Ps.	82,098,172
(1)As of June 30, 2024 three series of Government Bonds were collected in February, April and June.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
B.Other assets

As of June 30, 2024 and December 31, 2023, the balance of other assets was as follows:

	June 30, 2024		December 31, 2023
Payments in advance (1)	Ps.	5,386,010	Ps.	5,907,464
Other	4,562,262		3,353,985
Insurance	1,236,431		1,352,643
Total other assets	Ps.	11,184,703	Ps.	10,614,092
(1)Mainly advance payments to contractors for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, through PTI ID.

NOTE 16. DEBT

The Federal Revenue Law applicable to PEMEX as of January 1, 2024, published in the Official Gazette of the Federation on November 13, 2023, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 138,119,100 and an external net debt up to U.S.$3,726,500. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2024, PEMEX participated in the following financing activities:

•On February 23, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 350 basis points, maturing in August 2024.

•On February 28, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.4,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 350 basis points, maturing in August 2024.

•On March 4, 2024, Petróleos Mexicanos withdrew Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 260 basis points, maturing in August 2024.

•On April 12, 2024, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in April 2025. As of June 30, 2024 the available amount was Ps.2,500,000.

•On April 18, 2024, Petróleos Mexicanos issued U.S.$500,000 of its Senior Guaranteed Floating Rate Notes due 2025 bearing interest at a floating rate linked to 90-day SOFR plus a margin of 300 basis points and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

•On April 26, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.850,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin of 400 basis points, maturing in April 2025.

•On April 29, 2024, Petróleos Mexicanos withdrew Ps.3,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 260 basis points, maturing in November 2024.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•On April 29, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.4,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin of 160 basis points, maturing in July 2024.

•On May 24, 2024, Petróleos Mexicanos entered into an amended revolving credit facility of Ps.19,000,000, to a credit facility bearing interest at a floating rate linked to 28-days TIIE plus a margin of 350 basis points, maturing in May 2028.

•On June 3, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,150,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin of 315 basis points, maturing in November 2024.

•On June 12, 2024, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in June 2025. As of June 30, 2024 the available amount was Ps.500,000.

•On June 18, 2024, Petróleos Mexicanos withdrew Ps.1,700,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in January 2025.

•On June 25, 2024, Petróleos Mexicanos issued a credit facility of Ps.23,400,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 270 basis points, maturing in July 2026.

All the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

As of June 30, 2024, PEMEX had U.S.$5,902,000 and Ps.20,500,000 in credit lines in order to provide liquidity, both of which are fully drawn.

As of December 31, 2023, the outstanding amount under PMI Trading's revolving credit line was U.S.$661,213. From January 1 to June 30, 2024, PMI Trading obtained U.S.$505,121 from its revolving credit line and repaid U.S.$983,776. As of June 30, 2024, the outstanding amount under this revolving credit line was U.S.$182,558 and the available amount was U.S.$42,442.

As of June 30, 2024 and 2023, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	As of June 30,
	2024	2023
U.S. dollar	18.3773	17.0720
Japanese yen	0.1143	0.1183
Pounds sterling	23.2399	21.5977
Euro	19.6747	18.6443
Swiss francs	20.4578	19.0535

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

The following table presents the roll-forward of total debt of PEMEX for each of the six-month periods ended June 30, 2024 and 2023, which includes short and long-term debt:

	As of June 30,
	2024 (1)		2023 (1)
Changes in total debt:
At the beginning of the year	Ps.	1,794,470,357	Ps.	2,091,463,996
Loans obtained - financing institutions	536,422,333		431,659,853
Debt payments	(620,190,507)		(436,838,825)
Accrued interest (2)(3)	74,313,214		75,414,835
Interest paid	(70,733,122)		(75,009,928)
Foreign exchange	112,266,352		(200,072,975)
At the end of the period	Ps.	1,826,548,627	Ps.	1,886,616,956

(1)These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as, Multiple Services Contracts), which do not generate cash flows.
(2)During 2024, includes Ps.13,766 in premiums and awards amortizations, Ps.(310,228) in fees and expenses related to the issuance of debt and Ps.1,236,004 in amortized cost.
(3)During 2023, includes Ps.164,064 in premiums and awards amortizations, Ps.(984,320) in fees and expenses related to the issuance of debt and Ps.1,310,414 in amortized cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of June 30, 2024 and December 31, 2023, the provisions for sundry creditors and others is as follows:

	June 30, 2024		December 31, 2023
Provision for plugging of wells (Note 13)	Ps.	69,121,263	Ps.	61,117,106
Provision for trails in process (Note 19)	15,580,473		12,436,092
Provision for environmental costs	8,112,479		9,757,356
Total	Ps.	92,814,215	Ps.	83,310,554

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 18. EQUITY (DEFICIT)

A.Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

For the six-month period ended June 30, 2024, Petróleos Mexicanos received Ps.145,000,000 in Certificates of Contribution “A” from the Mexican Government.

During 2023, Petróleos Mexicanos received Ps.166,615,123 in Certificates of Contribution “A” from the Mexican Government, which were designated for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, the strengthening of its financial position, the strengthening of its fertilizers chain and the rehabilitation plan of the National Refining System.

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2022	Ps.	1,029,592,293
Increase in Certificates of Contribution “A” during 2023	166,615,123
Certificates of Contribution “A” as of December 31, 2023	Ps.	1,196,207,416
Increase in Certificates of Contribution “A” during 2024	145,000,000
Certificates of Contribution “A” as of June 30, 2024	Ps.	1,341,207,416

Mexican Government contributions made in the form of Certificates of Contribution “A” during the six-month period ended June 30, 2024 totaled Ps.145,000,000 and were designated for the strengthening of Petróleos Mexicanos’ financial position as follows:

Date	Strengthening of financial position
January 12	Ps.	22,479,358
February 12	32,391,756
March 7	13,997,554
March 26	5,857,845
March 26	2,510,505
April 8	5,632,399
May 9	21,321,366
May 9	8,980,400
May 21	27,634,576
June 11	4,194,241
Total	Ps.	145,000,000

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

B.Mexican Government contributions

As of June 30, 2024 and December 31, 2023, there were no Mexican Government contributions apart from Certificates of Contribution “A”.

C.Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

As of June 30, 2024 and December 31, 2023, there were no changes to the legal reserve.

D.Accumulated other comprehensive result

For the six-month period ended June 30, 2024, PEMEX recognized net actuarial gains of Ps.131,130,474 in other comprehensive results, net of deferred income tax of Ps. 1,990,776 related to retirement and post-employment benefits. The gains resulted from an increase in discount and plan asset return rates, rising from 9.42% on December 31, 2023 to 10.41% on June 30, 2024.

As of June 30, 2023, the discount rate related to the liability for employee benefits carried by PEMEX was 9.21%, similar to the discount rate as of December 31, 2022 of 9.39%. Therefore, PEMEX did not make any adjustments in actuarial gains and losses in the six-month period ended June 30, 2023.

E.Accumulated deficit from prior years

PEMEX has recorded losses in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

F.Uncertainty related to going concern

The condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in normal course of business. However, substantial doubt about PEMEX’s ability to continue as a going concern exists.

Facts and conditions

PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fully fund its operations and capital expenditure programs, which have been partially supported by the Mexican Government's equity contributions. In addition, PEMEX´s working capital has been negative.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
In 2022, 2023 and 2024, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by concerns around its operating performance, liquidity and the Mexican Government’s ability and willingness to provide PEMEX with additional liquidity, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2024. These conditions have negatively impacted PEMEX´s financial performance and also its liquidity position.
As of June 30, 2024 and 2023, PEMEX recognized a net (loss) income of Ps.(268,647,357) and Ps.82,159,155, respectively. In addition, as of June 30, 2024 and December 31, 2023, PEMEX had a negative equity of Ps.1,605,749,447, and Ps.1,652,978,810, respectively, mainly due to continuous net losses in prior years, and a negative working capital of Ps.547,017,937 and Ps.585,176,915, as of June 30, 2024 and December 31, 2023, respectively.

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2024 authorized PEMEX to have a financial balance budget of Ps.145,000,000, conduct financing activities that do not represent a net debt in terms of public debt greater than Ps.203,705,500 and conduct other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2024, which PEMEX expects to cover with equity contributions from the Mexican Government. PEMEX has short-term debt principal maturities (including interest payable) of Ps.396,301,477 as of June 30, 2024.

The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.

Actions-

PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022, was in effect for 2023 and remains in effect through 2024. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

In October 2023, the Mexican Government adjusted PEMEX’s tax regime and set its Profit-sharing Duty at 30.0% for 2024, a reduction of 10.0% points from the applicable rate in 2023 of 40.0%.

On February 13, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of PEMEX’s Profit-sharing Duty and Hydrocarbons Extraction Duty for the months of October, November and December 2023 and January 2024. The suspension granted PEMEX a reduction in its tax burden of Ps.91,348,348 for the corresponding period in 2023 and Ps.20,646,242 in January 2024.

The Mexican Government's Federal Budget for 2024 includes Ps.145,000,000 for PEMEX during 2024 to help improve its financial position. In addition, PEMEX has plans to raise funds from the markets in accordance with prevailing conditions and to refinance its debt.

Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities. PEMEX's ability to refinance its short-term debt depends on factors beyond its control.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
The Revenue Law for 2024 also authorized PEMEX to incur a net additional indebtedness up to Ps.203,705,500 (Ps.138,119,100 and U.S.$3,726,500), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2024.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

On December 13, 2022, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2023-2027 (the “2023-2027 Business Plan”).

Prices of crude oil, natural gas and petroleum products showed a recovery in 2022 but decreased 20.00% in 2023. If international values for the Mexican oil price were higher than the average price of U.S.$56.7 per barrel, which was the reference price used to prepare our financial balance for 2024, this additional revenue would enable PEMEX to achieve its business plan objectives more quickly. Accordingly and taking into consideration price levels observed during the six-month period ended June 30, 2024, PEMEX amended its budget to reflect an average price of crude oil of U.S.$71.3 per barrel.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

As a reference, PEMEX prepared its condensed consolidated interim financial statements as of June 30, 2024 and December 31, 2023 on a going concern basis. There are certain conditions that have generated material uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

G.Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interest.”

As of June 30, 2024 and December 31, 2023, non-controlling interest represented (losses) of Ps.(139,679) and Ps.(116,639), respectively, in PEMEX’s equity (deficit).

NOTE 19. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings since an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these condensed consolidated interim financial statements.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

As of June 30, 2024 and December 31, 2023, PEMEX had accrued a reserve of Ps.15,580,473 and Ps.12,436,092, respectively, for these contingent liabilities.

As of June 30, 2024, the current status of the principal lawsuits in which PEMEX is involved is as follows:
•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, no amount was granted in favor of the plaintiffs, among others. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022, a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. On April 18, 2024, a resolution was issued by the Third Administrative Joint Court of the First Circuit modifying the appealed judgment and granting the Amparo to EMS Energy Services de México, S. de R.L. de C.V. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S.$113,582 and Ps.14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third accounting expert was appointed, who did not ratify his position; therefore, a resolution dated October 2, 2023 was issued requesting the Expert Unit to appoint another expert. On February 2, 2024, the independent accounting expert accepted his assignment and was granted 15 days to render his report. On March 19, 2024, the Superior Court decided to exercise its power of attraction. On May 2, 2024, the Superior Court issued a resolution requesting the Expert Unit to appoint another expert, since the previously appointed expert did not ratify the report. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among other for an amount of Ps.3,084,975. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,448. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 1, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the Primera Sección de la Sala Superior (First Section of the Superior Court) denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 3, 2022, it was agreed that the plaintiff would make various statements in relation to the defense of the claim. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the First Section of the Superior Court published a resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary file offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the First Section of the Superior Court was notified in the jurisdictional gazette. On June 14, 2024, the First Section of the Superior Court issued a resolution (574/22-18-01-8/1549/23-PL-09-04) designating the delegates by Micro Smart Systems de México S. de R.L. de C.V. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V. (Odebrecht), filed an oral commercial proceeding (314/2021IV) against Pemex Industrial Transformation before the Juzgado Tercero de Distrito en Materia de Extinción de Dominio y Especiales en Juicios Orales (Third District Court in Matters of Extinction of Ownership and Special Oral Commercial Lawsuits), claiming benefits related to the contract DCPA-OP-GCP-DGTRI-A-3-15, for the amount of Ps.1,838,753 for unpaid work performed, as well as damages. On December 6, 2021, Pemex Industrial Transformation filed a response to this claim, and a preliminary hearing date was set for May 6, 2022. As a result of the unfavorable resolution of July 7, 2022, which ordered the payment of estimates, both Pemex Industrial Transformation and Odebrecht filed a direct amparo against that resolution, where the Décimo Tercer Tribunal Colegiado en Materia Civil (Thirteenth Civil Collegiate Court), granted the injunction and protection of the resolution of July 7, 2022 to Pemex Industrial Transformation denied the adhesive amparo filed by Odebrecht and dismissed the direct amparo filed by Odebrecht. In compliance with the execution of the direct amparos (533/2022 and 538/2022), filed by Pemex Industrial Transformation and Odebrecht, the Third District Court on Extinction of Ownership and Special Oral Commercial Lawsuits in Mexico City issued the final resolution on November 13, 2023, in the Commercial Oral Proceeding 314/2021-IV. Against such resolution, Pemex Industrial Transformation and Odebrecht filed a direct amparo (juicio de amparo directo), which to date is only filed by Pemex Industrial Transformation, before the Thirteenth Collegiate Court in Civil Matters, under file number 908/2023. Odebrecht filed a complaint appeal against the dismissal of Amparo 16/2024 and also challenged the presiding judge of the Décimo Tercer Tribunal Colegiado en Materia Civil (Thirteenth Civil Collegiate Court). In parallel, Odebrecht filed an appeal before the Supreme Court of Justice of the Nation regarding the legal criteria applied in the order that dismissed its amparo lawsuit. Both proceedings are pending. As for the amparo filed by Pemex Industrial Transformation, its processing is suspended until the appeal is resolved. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps.5,852,222, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, updates, fines and surcharges for the months of January to December 2017 for an amount of Ps.8,349,608, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 20. SUBSEQUENT EVENTS

A.Recent financing activities

During the period from July 1 to September 20, 2024, PEMEX participated in the following financing activities:

•On July 2, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.6,500,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 85 basis points, maturing in September 2024.

•On July 2, 2024, Petróleos Petróleos Mexicanos entered into a U.S.$.2,500,000, credit facility bearing interest at a floating rate linked to 30-day SOFR plus a margin of 215 basis points, maturing in July 2026, of which as of September 20, 2024 is fully drawn.

•On July 10, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$341,667, from a credit facility bearing interest at a floating rate linked to 30-day SOFR plus a margin of 425 basis points, maturing in March 2025.

•On July 17, 2024, Petróleos Mexicanos entered into a U.S.$750,000 amended revolving credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 454 basis points, maturing in January 2026.

•On July 26, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.4,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 5 basis points, maturing in September 2024.

•On August 16, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.5,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in November 2024.

•On August 21, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in November 2024.

•On August 26, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in December 2024.

•On August 26, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in December 2024.

•On August 30, 2024, Petróleos Mexicanos entered into a Ps.1,000,000 a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in February 2025.

•On September 13, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in January 2025.

•On September 13, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in January 2025.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•On September 19, 2024, Petróleos Mexicanos entered into a Ps.5,000,000 credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 400 basis points, maturing in September 2025, which as of September 20, 2024 the available amount is Ps.1,200,000.

As of June 30, 2024, the outstanding amount under the PMI Trading revolving credit line was U.S.$182,558. From July 1 to September 20, 2024, PMI Trading obtained U.S.$270,273 from its revolving credit line and repaid U.S.$247,387. As of September 20, 2024, the outstanding amount under this revolving credit lines was U.S.$205,444. The available amount under this revolving credit lines was U.S.$19,556 as of September 20, 2024.

As of September 20, 2024, PEMEX had U.S.$5,902,000 and Ps. 20,500,000 in available credit lines in order to provide liquidity, of which U.S.$80,000 are available and the credit lines in pesos is fully drawn.

B.Exchange rates and crude oil prices

As of September 25, 2024, the Mexican peso-U.S. dollar exchange rate was Ps.19.415 per U.S. dollar, which represents a 5.6% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2024, which was Ps.18.3773 per U.S. dollar. This increase in U.S. dollar exchange rate, has led to an estimate loss of Ps.83,191,617 in PEMEX’s foreign exchange gains as of September 25, 2024.

As of September 25, 2024, the weighted average price of the crude oil exported by PEMEX was U.S.$65.72 per barrel. This represents a price decrease of approximately 14.3% as compared to the average price as of June 30, 2024, which was U.S.$76.70 per barrel.

C.Mexican Government Contribution

On August 8, 2024, Petróleos Mexicanos received Ps.5,509,050 in Certificates of Contribution “A” from the Mexican Government through the Ministry of Energy, for the “Proyecto Aprovechamiento de Residuales” in the Salina Cruz Refinery, Oaxaca.

D.     Tax Decree for the Profit-Sharing Duty and Hydrocarbon Extraction Duty

On August 23, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of PEMEX’s Profit-Sharing Duty for the months of May, June and July of 2024, which will be reflected in August 2024 as a total decrease in duties by Ps.47,647,368. The decree also suspended the collection of PEMEX’s Hydrocarbon Extraction Duty for the months of June and July of 2024, which will be reflected in August 2024, as a total decrease in duties by Ps.10,987,688.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 21. SUBSIDIARY GUARANTOR INFORMATION

The following unaudited consolidating information presents: (i) condensed consolidated statements of financial position at June 30, 2024 and December 31, 2023 and (ii) condensed consolidated statements of comprehensive income (loss) and cash flows for the six-month periods ended June 30, 2024 and 2023, of Petróleos Mexicanos, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries (as defined below).

These condensed consolidated statements were prepared in conformity with IFRS, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services (merged with Pemex Exploration and Production), Pemex Logistics (collectively, the “Subsidiary Guarantors”) and Pemex Ethylene (merged with Pemex Industrial Transformation) and Pemex Fertilizers (merged with Pemex Industrial Transformation) are 100% owned subsidiaries of the Mexican Government. The guarantees by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full, unconditional, joint and several. Pemex Ethylene, Pemex Fertilizers, and the Subsidiary Companies collectively comprise the non-guarantor subsidiaries (the “Non-Guarantor Subsidiaries”).

The Pemex Project Funding Master Trust (the “Master Trust”), which was a trust formed for the purpose of financing PEMEX’s projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.

The following table sets forth, as of June 30, 2024, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:

Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S.$)
6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	U.S.$	1,750,000
6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	491,175
9.500% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	168,625
The following table sets forth, as of June 30, 2024, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S.$)
9.500% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	96,718
6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	999,000
6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,560,521
5.500% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	640,357
6.375% Bonds due 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,199,747
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	626,143
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,124,403
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	635,449
6.875% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,502,771
6.750% Bonds due 2047	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	5,548,156
5.350% Notes due 2028	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,980,570
6.350% Bonds due 2048	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,574,041
6.500% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	4,009,043
5.950% Notes due 2031	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,777,381
6.490% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,538,374
6.840% Notes due 2030	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,345,538

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S.$)
6.950% Bonds due 2060	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,796,812
7.690% Bonds due 2050	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	8,047,831
6.500% Notes due 2029	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,204,708
6.875% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	901,836
8.750% Notes due 2029	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,908,685
6.700% Notes due 2032	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	6,787,190
10.000% Notes due 2033	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,972,663
Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the Securities and Exchange Commission (“SEC”) outstanding as of June 30, 2024 and as of the date of these consolidated financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of June 30, 2024

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	14,751,338	Ps.	10,716,940	Ps.	41,267,253	Ps.	—	Ps.	66,735,531
Trade and other accounts receivable, derivative financial instruments and other current assets	39,633,319		140,453,867		115,202,685		—		295,289,871
Accounts receivable—inter-company	2,137,700,397		1,224,287,867		253,034,414		(3,615,022,678)		—
Inventories	1,910,970		58,343,396		43,303,839		—		103,558,205
Total current assets	2,193,996,024		1,433,802,070		452,808,191		(3,615,022,678)		465,583,607
Long-term receivables—intercompany	1,329,255,786		—		841,312		(1,330,097,098)		—
Investments in joint ventures and associates	(1,321,194,198)		344,308,140		261,674,954		717,264,815		2,053,711
Wells, pipelines, properties, plant and equipment-net	7,063,341		1,161,640,439		368,448,074		—		1,537,151,854
Long-term notes receivables	—		820,812		174,457		—		995,269
Right of use	753,386		39,896,092		3,566,399		—		44,215,877
Deferred taxes	50,248,401		102,541,322		7,249,285		—		160,039,008
Intangible assets	159,317		20,911,948		1,154,714		—		22,225,979
Mexican Government Bonds	24,761,455		—		—		—		24,761,455
Other assets	—		2,387,817		8,796,886		—		11,184,703
Total assets	Ps.	2,285,043,512	Ps.	3,106,308,640	Ps.	1,104,714,272	Ps.	(4,227,854,961)	Ps.	2,268,211,463
Liabilities
Current liabilities
Current portion of long-term debt	Ps.	324,150,510	Ps.	19,973,799	Ps.	52,177,168	Ps.	—	Ps.	396,301,477
Accounts payable—inter-company	1,819,564,500		1,637,783,717		157,601,891		(3,614,950,108)		—
Other current liabilities	65,026,042		462,313,258		88,960,767		—		616,300,067
Total current liabilities	2,208,741,052		2,120,070,774		298,739,826		(3,614,950,108)		1,012,601,544
Long-term debt	1,370,591,752		18,170,384		41,485,014		—		1,430,247,150
Long-term payables—inter-company	—		1,329,255,786		913,881		(1,330,169,667)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	311,320,480		1,098,675,190		21,116,546		—		1,431,112,216
Total liabilities	3,890,653,284		4,566,172,134		362,255,267		(4,945,119,775)		3,873,960,910
Equity (deficit), net	(1,605,609,772)		(1,459,863,494)		742,459,005		717,264,814		(1,605,749,447)
Total liabilities and equity	Ps.	2,285,043,512	Ps.	3,106,308,640	Ps.	1,104,714,272	Ps.	(4,227,854,961)	Ps.	2,268,211,463

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF FINANCIAL POSITION
As of December 31, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	21,332,062	Ps.	8,121,798	Ps.	39,293,516	Ps.	—	Ps.	68,747,376
Trade and other accounts receivable, derivative financial instruments and other current assets	44,210,424		223,619,697		89,927,257		—		357,757,378
Accounts receivable—inter-company	1,779,552,352		1,084,854,020		209,158,202		(3,073,564,574)		—
Inventories	1,657,768		68,635,820		41,742,404		—		112,035,992
Total current assets	1,846,752,606		1,385,231,335		380,121,379		(3,073,564,574)		538,540,746
Long-term receivables—intercompany	1,255,133,079		—		947,917		(1,256,080,996)		—
Investments in joint ventures and associates	(1,193,893,056)		273,172,532		232,597,274		689,978,053		1,854,803
Wells, pipelines, properties, plant and equipment-net	6,883,032		1,152,610,684		322,828,450		—		1,482,322,166
Long-term notes receivables	—		998,352		181,354		—		1,179,706
Right of use	1,054,650		38,529,258		3,619,272		—		43,203,180
Deferred taxes	53,872,835		108,283,638		7,758,247		—		169,914,720
Intangible assets	30,385		19,267,774		1,052,660		—		20,350,819
Mexican Government Bonds	35,495,104		—		—				35,495,104
Other assets	—		2,223,837		8,390,255		—		10,614,092
Total assets	Ps.	2,005,328,635	Ps.	2,980,317,410	Ps.	957,496,808	Ps.	(3,639,667,517)	Ps.	2,303,475,336
Liabilities
Current liabilities
Current portion of long-term debt	Ps.	407,016,329	Ps.	17,773,661	Ps.	52,431,604	Ps.	—	Ps.	477,221,594
Accounts payable—inter-company	1,611,866,944		1,353,441,870		108,185,471		(3,073,494,285)		—
Other current liabilities	49,017,649		491,387,451		106,090,967		—		646,496,067
Total current liabilities	2,067,900,922		1,862,602,982		266,708,042		(3,073,494,285)		1,123,717,661
Long-term debt	1,255,500,049		17,755,058		43,993,656		—		1,317,248,763
Long-term payables—inter-company	—		1,255,133,079		1,018,205		(1,256,151,284)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes	334,789,836		1,162,988,573		17,709,313		—		1,515,487,722
Total liabilities	3,658,190,807		4,298,479,692		329,429,216		(4,329,645,569)		3,956,454,146
Equity (deficit), net	(1,652,862,172)		(1,318,162,282)		628,067,592		689,978,052		(1,652,978,810)
Total liabilities and equity	Ps.	2,005,328,635	Ps.	2,980,317,410	Ps.	957,496,808	Ps.	(3,639,667,517)	Ps.	2,303,475,336

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the six-month period ended June 30, 2024

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net revenues	Ps.	—	Ps.	922,654,418	Ps.	599,358,534	Ps.	(707,948,644)	Ps.	814,064,308
Services income	20,681,143		49,294,906		13,064,472		(81,678,384)		1,362,137
Total revenues	20,681,143		971,949,324		612,423,006		(789,627,028)		815,426,445
(Impairment) of wells, pipelines, properties, plant and equipment	—		(17,548,991)		—		—		(17,548,991)
Cost of sales	550,181		858,074,658		596,831,047		(769,704,563)		685,751,323
Gross income	20,130,962		96,325,675		15,591,959		(19,922,465)		112,126,131
Total general expenses	40,794,643		65,349,242		5,901,087		(19,835,896)		92,209,076
Other revenues (expenses), net	81,479		3,706,307		1,255,082		85,701		5,128,569
Operating income	(20,582,202)		34,682,740		10,945,954		(868)		25,045,624
Financing cost, net	429,937		(73,633,870)		(3,486,285)		870		(76,689,348)
Foreign exchange (loss) income, net	21,003,651		(145,304,741)		(1,994,052)		—		(126,295,142)
Profit (loss) sharing in joint ventures and associates	(260,831,141)		(373,953)		4,459,890		257,010,420		265,216
Income (loss) before duties, taxes and other	(259,979,755)		(184,629,824)		9,925,507		257,010,422		(177,673,650)
Total taxes, duties and other	8,639,331		80,418,825		1,915,551		—		90,973,707
Net (loss)income for the period	(268,619,086)		(265,048,649)		8,009,956		257,010,422		(268,647,357)
Total other comprehensive result	36,555,131		94,543,031		39,778,558		—		170,876,720
Total comprehensive (loss) income	Ps.	(232,063,955)	Ps.	(170,505,618)	Ps.	47,788,514	Ps.	257,010,422	Ps.	(97,770,637)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF COMPREHENSIVE INCOME
For the six-month period ended June 30, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net revenues	Ps.	—	Ps.	964,612,744	Ps.	535,421,693	Ps.	(669,541,501)	Ps.	830,492,936
Services income	45,035,270		58,406,395		8,823,442		(110,162,204)		2,102,903
Total revenues	45,035,270		1,023,019,139		544,245,135		(779,703,705)		832,595,839
(Impairment) of wells, pipelines, properties, plant and equipment	—		(66,084,491)		—		—		(66,084,491)
Cost of sales	460,531		842,537,312		523,106,568		(733,559,272)		632,545,139
Gross income	44,574,739		114,397,336		21,138,567		(46,144,433)		133,966,209
Total general expenses	38,149,619		89,782,055		5,019,445		(45,977,299)		86,973,820
Other revenues (expenses), net	632,971		6,831,617		1,864,792		170,720		9,500,100
Operating income	7,058,091		31,446,898		17,983,914		3,586		56,492,489
Financing cost, net	(29,017,169)		(31,880,276)		(2,866,917)		(3,585)		(63,767,947)
Foreign exchange income (loss), net	(10,448,807)		236,709,116		4,415,823		—		230,676,132
Profit (loss) sharing in joint ventures and associates	113,450,915		2,500,777		31,397,239		(147,196,962)		151,969
Income (loss) before duties, taxes and other	81,043,030		238,776,515		50,930,059		(147,196,961)		223,552,643
Total taxes, duties and other	(1,147,993)		141,775,172		766,309		—		141,393,488
Net income for the year	82,191,023		97,001,343		50,163,750		(147,196,961)		82,159,155
Total other comprehensive result					(52,255,383)		—		(52,255,383)
Total comprehensive income (loss)	Ps.	82,191,023	Ps.	97,001,343	Ps.	(2,091,633)	Ps.	(147,196,961)	Ps.	29,903,772

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the six-month period ended June 30, 2024

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net (loss) income	Ps.	(268,619,086)	Ps.	(265,048,649)	Ps.	8,009,956	Ps.	257,010,422	Ps.	(268,647,357)
Total duties, taxes and other	8,639,331		80,418,824		1,915,552		—		90,973,707
Depreciation and amortization of wells, pipelines, properties, plant and equipment	284,137		71,593,632		2,380,860		—		74,258,629
Amortization of intangible assets	120,370		11,148		44,556		—		176,074
Impairment of wells, pipelines, properties, plant and equipment	—		17,548,991		—		—		17,548,991
Capitalized unsuccessful wells	—		4,492,742		—		—		4,492,742
Unsuccessful wells from intangible assets	—		10,836,456		—		—		10,836,456
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	73,346		2,464,759		(230,005)		—		2,308,100
Depreciation of rights of use	301,264		1,912,000		702,412		—		2,915,676
Discount rate of reserve for well abandonment	—		2,369,541		—		—		2,369,541
Loss (profit) sharing in joint ventures and associates	260,831,141		373,953		(4,459,890)		(257,010,420)		(265,216)
Unrealized foreign exchange loss (income)	106,241,032		9,287,579		4,757,313		—		120,285,924
Financing cost	65,947,218		1,210,804		3,942,460		—		71,100,482
Financing income	(4,648,274)		(4,361,078)		(1,185,099)		—		(10,194,451)
Duties and taxes	(3,645,278)		(129,007,832)		731,190		—		(131,921,920)
Accounts receivable, inventories, accounts payable, DFIs and provisions	22,021,534		112,825,868		(13,876,836)		—		120,970,566
Employee benefits	10,344,362		17,965,840		127,409		—		28,437,611
Inter-company charges and deductions	(223,822,780)		(182,138,998)		(17,649,958)		423,611,736		—
Cash flows from (used in) operating activities	(25,931,683)		(247,244,420)		(14,790,080)		423,611,738		135,645,555
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(791,371)		(104,251,526)		(56,528,026)		—		(161,570,923)
Other assets and other receivables	1,743,854		2,450,275		1,972,682		—		6,166,811
(Increase) decrease due to Inter-company investing	(207,652,706)		—		15,790,238		191,862,468		—
Cash flows (used in) from investing activities	(206,700,223)		(101,801,251)		(38,765,106)		191,862,468		(155,404,112)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	145,000,000		—		—		—		145,000,000
Collection and interest collected from the Mexican Government	13,497,342		—		—		—		13,497,342
Lease payments of principal and interest	(225,131)		(3,320,652)		(780,834)		—		(4,326,617)
Loans obtained from financial institutions	206,392,226		18,079,220		311,950,887		—		536,422,333
Debt payments, principal only	(276,498,585)		(19,010,190)		(324,681,732)		—		(620,190,507)
Interest paid	(69,812,226)		(2,572,120)		1,651,224		—		(70,733,122)
Inter-company increase (decrease) financing	207,697,556		358,464,555		49,312,095		(615,474,206)		—
Net cash flows from (used in) financing activities:	226,051,182		351,640,813		37,451,640		(615,474,206)		(330,571)
Net (decrease) increase in cash and cash equivalents	(6,580,724)		2,595,142		(16,103,546)		—		(20,089,128)
Effects of foreign exchange on cash balances	—		—		18,077,283		—		18,077,283
Cash and cash equivalents at the beginning of the year	21,332,062		8,121,798		39,293,516		—		68,747,376
Cash and cash equivalents at the end of the period	Ps.	14,751,338	Ps.	10,716,940	Ps.	41,267,253	Ps.	—	Ps.	66,735,531

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the six-month period ended June 30, 2023

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Operating activities:
Net income (loss)	Ps.	82,191,023	Ps.	97,001,343	Ps.	50,163,750	Ps.	(147,196,961)	Ps.	82,159,155
Total duties, taxes and other	(1,147,993)		141,775,172		766,309		—		141,393,488
Depreciation and amortization of wells, pipelines, properties, plant and equipment	283,832		54,269,423		2,237,923		—		56,791,178
Amortization of intangible assets	148,197		10,213		37,686		—		196,096
Impairment of wells, pipelines, properties, plant and equipment	—		66,084,491		—		—		66,084,491
Capitalized unsuccessful wells	—		1,437,971		—		—		1,437,971
Unsuccessful wells from intangible assets	—		15,667,953		—		—		15,667,953
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	14		1,266,601		2,188,331		—		3,454,946
Depreciation of rights of use	294,821		1,912,430		178,326		—		2,385,577
Cancellation of leases	(124,191)		—		1,512		—		(122,679)
Discount rate of reserve for well abandonment	—		2,024,600		—		—		2,024,600
Loss (profit) sharing in joint ventures and associates	(113,450,915)		(2,001,116)		(29,884,071)		145,184,133		(151,969)
Unrealized foreign exchange loss (income)	(190,694,401)		(15,016,726)		(7,084,940)		—		(212,796,067)
Financing cost	65,163,379		6,312,376		3,305,062		—		74,780,817
Financing income	(5,953,863)		(1,679,381)		(591,287)		—		(8,224,531)
Duties and taxes	370,291		(91,561,760)		(1,820,648)		—		(93,012,117)
Accounts receivable, inventories, accounts payable, DFIs and provisions	6,637,569		32,450,467		(26,722,671)		—		12,365,365
Employee benefits	8,076,244		21,866,558		28,910		—		29,971,712
Inter-company charges and deductions	(27,299,944)		33,634,743		40,121,439		(46,456,238)		—
Cash flows from (used in) operating activities	(175,505,937)		365,455,358		32,925,631		(48,469,066)		174,405,986
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets	(671,888)		(102,774,574)		(35,080,639)		—		(138,527,101)
Other assets and other receivables	1,287,803		1,965,057		8,475,608		—		11,728,468
(Increase) decrease due to Inter-company investing	243,312,338		—		260,838		(243,573,176)		—
Cash flows (used in) from investing activities	243,928,253		(100,809,517)		(26,344,193)		(243,573,176)		(126,798,633)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	17,700,000		—		—		—		17,700,000
Collection and interest collected from the Mexican Government	32,449,191		—		—		—		32,449,191
Lease payments of principal and interest	(331,046)		(3,243,395)		(400,933)		—		(3,975,374)
Loans obtained from financial institutions	186,742,632		16,948,432		227,968,789		—		431,659,853
Debt payments, principal only	(184,323,260)		(21,434,858)		(231,080,707)		—		(436,838,825)
Interest paid	(70,713,213)		(4,838,220)		541,505		—		(75,009,928)
Inter-company increase (decrease) financing	(51,305,719)		(250,335,004)		9,598,481		292,042,242		—
Net cash flows from (used in) financing activities:	(69,781,415)		(262,903,045)		6,627,135		292,042,242		(34,015,083)
Net (decrease) increase in cash and cash equivalents	(1,359,099)		1,742,796		13,208,573		—		13,592,270
Effects of foreign exchange on cash balances	—		—		(13,891,581)		—		(13,891,581)
Cash and cash equivalents at the beginning of the year	14,809,052		11,293,133		38,312,326		—		64,414,511
Cash and cash equivalents at the end of the period	Ps.	13,449,953	Ps.	13,035,929	Ps.	37,629,318	Ps.	—	Ps.	64,115,200